Exhibit 99.2(c)(ii) to Form 18-K

2002-2003 Budget Update

2002-03

Budget Update



Presented by:

The Honourable John Brumby, M.P.

Treasurer of the State of Victoria

For the information of Honourable Members

TABLE OF CONTENTS

BUDGET UPDATE HIGHLIGHTS

- A revised 2002-03 general government operating surplus of $594 million, up from the $522 million 2002-03 Budget estimate primarily as a result of stronger than expected taxation and other revenue, partly offset by an increase in superannuation expense. Operating surpluses expected to average $505 million per annum in the following three years.

- Output policy decisions taken since the 2002-03 Budget worth $181 million in 2002-03, and an average of $161 million per annum over the following three years. This includes an $82 million package of initiatives in 2002-03 to assist drought-affected farmers.

- Output initiative election commitments published in *Labor's Financial Statement 2002* total approximately $140 million in 2003-04, $240 million in 2004-05 and $290 million in 2005-06.

- Increased operating surplus since the publication of the *Pre-Election Budget Update* of $52 million in 2002-03, and $27 million per annum on average over the remainder of the forward estimates period.

- Net financial liabilities, as a percentage of gross state product (GSP), to decline from 8.6 per cent at 30 June 2002, to 7.5 per cent at 30 June 2006 (excluding the Growing Victoria infrastructure reserve).

- Net debt to fall from $2.4 billion (1.3 per cent of GSP) at 30 June 2002 to $1.7 billion (0.8 per cent of GSP) at 30 June 2006 (excluding the Growing Victoria infrastructure reserve).

- Expenditure on fixed assets to average $2.2 billion per annum over the four years to 2005-06.

- A projected increase in net assets from $21.8 billion at 30 June 2002 to $26.2 billion by 30 June 2006.

- Economic growth forecast to moderate from 4.9 per cent in 2001-02 to 3.25 per cent in 2002-03 (down slightly from budget time reflecting a worse than expected drought impact and sluggish world economy) and to between 3.5 and 3.75 per cent in later years.

CHAPTER 1: FINANCIAL POLICY OBJECTIVES AND STRATEGIES

- The Government is committed to maintaining a substantial operating surplus of at least $100 million in each year.

- The Government is committed to providing capital works that enhance social and economic infrastructure, with expenditure on strategic infrastructure projects boosted by funding from the Growing Victoria infrastructure reserve.

- Improved services will be delivered to all Victorians, with the key priorities being education, health and community safety.

- The Government is committed to providing a fair and competitive tax system to Victorian businesses and households through the continued implementation of reforms announced in the *Better Business Taxes* and *Building Tomorrow's Businesses Today* packages.

- The Government will maintain state government net financial liabilities at prudent levels and Victoria's triple-A credit rating.

FINANCIAL STRATEGY, OBJECTIVES AND PRIORITIES

This chapter sets out the Government's financial policy objectives and strategies as required by the *Financial Management (Financial Responsibility) Act 2000*. The Act includes a set of sound financial management principles. These are to:

- manage financial risks faced by the State prudently, having regard to economic circumstances;

- pursue spending and taxation policies that are consistent with a reasonable degree of stability and predictability in the level of the tax burden;

- maintain the integrity of the Victorian tax system;

- ensure that government policy decisions have regard to their financial effects on future generations; and

- provide full, accurate and timely disclosure of financial information relating to the activities of the Government and its agencies.

These financial management principles underpin the Government's financial policy objectives and strategies.

The broad strategic priority remains to provide a sound and stable financial basis, from which growth can be promoted across the whole State. This is achieved through delivering a substantial operating surplus of at least $100 million in each year, ensuring that net financial liabilities remain at prudent levels, and maintaining Victoria's triple-A credit rating. This sound financial position allows the Government to provide capital works to enhance social and economic infrastructure, and improve quality, access and equity in key services across the whole State, particularly in education, health and community safety.

The Government's financial responsibility legislation requires a statement of its short and long-term financial objectives in the Budget Update. It is also a necessary element of the financial management principle of providing full, accurate and timely disclosure of financial information relating to the activities of the Government and its agencies.

Consistent with this, the Government has a number of short and long-term financial objectives, as shown in Table 1.1.

Table 1.1: 2002-03 Financial objectives

Long-term	Short-term
Maintain a substantial budget operating surplus	Operating surplus of at least $100 million in each year
Provide capital works to enhance social and economic infrastructure throughout Victoria	Implement strategic infrastructure projects, including those funded from the Growing Victoria infrastructure reserve
Provide improved service delivery to all Victorians	Expenditure priority on education, health and community safety
Ensure competitive and fair taxes and charges to Victorian businesses and households	Implement reforms to Victoria's business taxation system
Maintain state government net financial liabilities at prudent levels	Maintain a triple-A credit rating

Operating surplus

The Government's long-term objective is to maintain a substantial budget operating surplus. In the short term, its objective is to maintain an operating surplus of at least $100 million in each year. This is the Government's key financial measure. The revised outlook for the budget surplus remains consistent with this objective, as can be seen in Chart 1.1. Following a general government surplus of $273 million in 2001-02, the operating surplus is now forecast to be $594 million in 2002-03 and to average $505 million per annum in the following three years.

Chart 1.1: General government sector operating surplus[(a)]



Source: Department of Treasury and Finance

Note:

(a) The 'general government sector operating surplus' is equivalent to the 'net result' in the statement of financial performance in Chapter 4, Estimated Financial Statements and Notes.

The operating surplus objective is in accord with the financial management principle of pursuing expenditure and taxation policies that allow reasonable stability and predictability in tax burden levels. Thus, businesses and households can have confidence that tax rates and the level of service delivery will not need to be adjusted markedly and unexpectedly at some future date to retrieve the State's financial position. The substantial operating surplus is also an important funding source for the Government's strong capital investment program.

Given the continued uncertainties in the world economy (see Chapter 3, *Economic Conditions and Outlook*), the Government is maintaining a buffer over its $100 million minimum operating surplus target. This will ensure the achievement of the Government's key financial target in the event of a moderate deterioration in the national and world economies and asset markets. For a more detailed discussion of economic and other risks, and the sensitivity of the operating surplus to changes in economic conditions, see Chapter 5, *Statement of Risks*.

Infrastructure

The Government is committed to delivering world-class infrastructure in order to drive economic growth and improve the delivery of key services across the whole State. This commitment is reflected in the significant increase in infrastructure spending since 1999-2000 (see Chart 1.2). Over the period 2002-03 to 2005-06, annual expenditure on fixed assets will average $2.2 billion, which far outstrips depreciation of around $1.0 billion per annum, leading to an increase in the real per capita capital stock.

Chart 1.2 shows past actual expenditure on fixed assets, together with projections provided for in the forward estimates.

Chart 1.2: General government sector net infrastructure investment



Source: Department of Treasury and Finance

The significant boost to Victoria's infrastructure over the medium term has been made possible by Victoria's strong financial position, indicated by the affirmation of its triple-A credit rating. The substantial forecast operating surpluses over the next four years, together with the Growing Victoria infrastructure reserve, has enabled the Government to pursue its program of significantly upgrading and modernising infrastructure.

In the 2002-03 Budget, $3.0 billion (total estimated investment) was allocated for the commencement of new infrastructure projects. Since the Budget, the Government has approved further infrastructure investments including:

- $52 million associated with the consolidation of the Department of Human Services' accommodation to a building to be constructed at 50 Lonsdale Street, Melbourne;

- $35 million, extending beyond the forward estimates period, for the provision of 200 social housing households as part of the Commonwealth Games Athletes' Village;

- $32 million over three years to assist in transforming the State's three zoos into centres of wildlife experience, conservation, education and research; and

- $10 million, as part of the Government's counter-terrorism initiatives, to purchase equipment for Victoria Police, and to establish a new State Crisis Centre that links key Federal and emergency services agencies to ensure effective communications.

Implementation of the Government's election commitments as outlined in *Labor's Financial Statement 2002* will also improve infrastructure provision across the State. Initiatives announced (total estimated investment) include $475 million for Linking Victoria (including $190 million for the Geelong Bypass), $190 million for the Royal Women's Hospital redevelopment, $180 million for new schools, and $114 million for continued police station construction.

Service delivery

The Government continues to build on last year's service delivery initiatives by adopting medium to long-term strategies to improve quality, access and equity in the delivery of services across the State, particularly in health, education, community safety and transport. Since the 2002-03 Budget, additional funding has been provided for new output policy initiatives of $181 million in 2002-03, and an average of $161 million per annum over the following three years.

The Government is providing an $82 million package of initiatives in 2002-03 to assist drought-affected farmers. This includes cash grants up to a maximum of $20 000 per farm, rural financial counselling, community support activities, and new and maintained community water bores. Other specific post-budget initiatives include:

- $310 million over five years, which will be targeted to innovation projects across a number of departments. As part of this package, around $50 million has been allocated for capital investment expenditure;

- $109 million, extending beyond the forward estimates period, for the development of an Athletes' Village at Parkville for the Commonwealth Games;

- $77 million contribution towards the redevelopment of the Northern Stand of the Melbourne Cricket Ground;

- $57 million for the Electricity Network Tariff Rebate scheme to address the structural cost disadvantage faced by rural domestic and small business electricity customers;

- $47 million as part of the Interim Operating Agreements signed by the Government with public transport franchise operators Connex and Yarra Trams, to guarantee services until 31 December 2003;

- $22 million to establish a new Counter Terrorism Coordination Unit, and bolster Special Operations Group resources, to enhance the Government's planning and response capabilities; and

- $22 million under the Disabilities and Impairments program to meet increased demand growth for support services provided to government school students with special educational needs.

Implementation of the Government's election commitments as outlined in *Labor's Financial Statement 2002* will also improve service delivery in Victoria. Initiatives announced include:

- over $100 million in 2003-04 and an average of around $260 million over the following three years for the Hospital Demand Strategy;

- approximately $25 million in 2003-04 rising to over $100 million by 2006-07 for education; and

- approximately $10 million in 2003-04 rising to around $60 million in 2006-07 for more police resources.

Taxation

The Government is committed to ensuring a fair and competitive tax system in Victoria, in order to foster a business environment conducive to investment and job creation.

The Government's tax reform package of 26 April 2001, *Better Business Taxes: Lower, Fewer, Simpler*, announced tax cuts totalling $774 million over four years, through reducing the burden of payroll tax, cuts to the number of state business taxes, and reducing paperwork and red tape.

As a result of the Government's strong financial position, further business tax cuts worth $262 million to 2005-06 were announced as part of the *Building Tomorrow's Businesses Today* statement, released on 22 April 2002. The reforms announced in these packages result in tax cuts of over $1.0 billion, and have further ensured a competitive tax regime for Victorian businesses that provides an environment which promotes jobs and growth in Victoria.

Under the Government's *Better Business Taxes* package, stamp duty on mortgages will be abolished from 1 July 2004. Further, the Government's last instalment of payroll tax initiatives announced in *Building Tomorrow's Businesses Today* will take effect on 1 July 2003 when the payroll tax rate is scheduled to be reduced from 5.35 per cent to 5.25 per cent. From 1 January 2003 the Government will provide payroll tax exemptions to employers for voluntary maternity leave payments.

Net financial liabilities

The Government is committed to maintaining the State's net financial liabilities at prudent levels in order to achieve its short-term objective of maintaining Victoria's triple-A credit rating.

Victoria's triple-A long-term local currency debt rating was affirmed by Standard & Poor's on 7 October 2002 and by Moody's on 29 October 2002. Both rating agencies cited Victoria's low debt levels, strong fiscal position and strong financial performance in recent years as key reasons behind their affirmations. Moody's also upgraded the State's foreign currency rating to triple-A, to reflect the raising of Australia's foreign currency country ceiling.

The 2002-03 revised budget outlook reinforces these positive factors as:

- substantial operating surpluses are projected for 2002-03 ($594 million) and the remainder of the forward estimates period ($505 million per annum on average);

- general government net financial liabilities (excluding the Growing Victoria infrastructure reserve) were 10.9 per cent of GSP ($16.3 billion) at 30 June 1999. As a proportion of GSP, net financial liabilities are expected to fall from 8.6 per cent at 30 June 2002 to 7.5 per cent at 30 June 2006 (see Chart 1.3). In nominal terms, they are projected to rise from $15.8 billion to $16.9 billion over this period, where the increase reflects growth in the unfunded superannuation liability resulting from the increasing present value of members' accrued benefit entitlements;

- net debt (excluding the Growing Victoria infrastructure reserve), as a component of net financial liabilities, was $4.9 billion (3.3 per cent of GSP) at 30 June 1999. Net debt is forecast to fall from $2.4 billion (1.3 per cent of GSP) at 30 June 2002 to a low $1.7 billion (0.8 per cent of GSP) by 30 June 2006; and

- Victoria's net financial liabilities position (incorporating net debt) is expected to remain comparable with other triple-A jurisdictions.

Chart 1.3: General government net financial liabilities excluding Growing Victoria[a] [b]



Source: Department of Treasury and Finance

Note:

(a) *General government net financial liabilities are calculated as the sum of net debt and net unfunded superannuation liabilities.*
(b) *Net debt is calculated as gross debt less liquid financial assets. Growing Victoria investments are excluded as an offset to gross debt on grounds that these investments are earmarked for infrastructure projects and are therefore not available to redeem gross debt.*

CHAPTER 2: BUDGET POSITION AND OUTLOOK

- The 2002-03 operating surplus is projected to be $594 million, an increase of $72 million from the result projected in the 2002-03 Budget. This movement mainly reflects higher than projected taxation and other revenue, partly offset by an increase in superannuation expense.

- Over the remainder of the forward estimates period the operating surplus is projected to average $505 million per annum.

- It is projected that election commitments published in *Labor's Financial Statement 2002* will total approximately $140 million in 2003-04, $240 million in 2004-05 and $290 million in 2005-06.

- Changes since the publication of the *Pre-Election Budget Update* have increased the projected 2002-03 operating surplus by $52 million. Over the remainder of the forward estimates period there is a projected increase in the operating surplus of approximately $27 million per annum on average.

- Net debt (excluding the Growing Victoria infrastructure reserve) is projected to decline from $2.4 billion (1.3 per cent of gross state product (GSP)) at 30 June 2002 to $1.7 billion (0.8 per cent of GSP) at 30 June 2006.

- Net financial liabilities (excluding the Growing Victoria infrastructure reserve) is projected to increase from $15.8 billion (8.6 per cent of GSP) at 30 June 2002 to $16.9 billion (7.5 per cent of GSP) at 30 June 2006.

This chapter provides an overview of the projected budget position for the period 2002-03 to 2005-06. It is important to note that the general government sector financial statements as presented in this section do not take into account the Government's 2002 election commitments that are yet to be implemented. The cost of funding output initiative election commitments is estimated to total approximately $140 million in 2003-04, $240 million in 2004-05 and $290 million in 2005-06. The cost of funding capital investment commitments is estimated to total approximately $2.0 billion. These costings are published in *Labor's Financial Statement 2002*. When formally approved by the Government, the impact of these election commitments will be incorporated in the budget estimates.

The projections, or forward estimates, are based on the economic projections outlined in Chapter 3, *Economic Conditions and Outlook* and reflect the accounting policies and assumptions documented in Chapter 4, *Estimated Financial Statements and Notes*. The estimates take into account the financial impacts of all policy decisions taken by the Government, Commonwealth Government funding revisions and data available regarding other factors affecting the projected general government sector financial statements as at 31 December 2002. Specific policy decisions taken since the 2002-03 Budget that have an effect on the budget position are summarised in Appendix A, *Specific Policy Initiatives Affecting the Budget Position*.

The forward estimates represent planning projections based on maintaining these policy and other assumptions unchanged through the forecast period. Outcomes will differ from these projections for many reasons, including realisation of the risks described in Chapter 5, *Statement of Risks*.

FORWARD ESTIMATES OUTLOOK 2002-03 TO 2005-06

Table 2.1 sets out the projected aggregate budget outlook over the forward estimates period 2002-03 to 2005-06. A more detailed statement of financial performance for the forward estimates period is provided in Chapter 4, *Estimated Financial Statements and Notes*.

Table 2.1 shows an operating surplus of $594 million is projected for 2002-03. The operating surplus is then projected to decline to $317 million in 2003-04, mainly reflecting a projected decline in revenue, before increasing to $684 million in 2005-06.

Table 2.1: Summary statement of financial performance 2002-03 to 2005-06

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Taxation	8 802.7	9 213.5	9 123.5	9 375.3	9 564.2
Investment income	1 061.6	1 164.4	946.6	996.9	1 158.3
Grants	11 753.5	11 794.0	11 965.0	12 464.3	13 027.1
Sales of goods and services	2 049.9	2 086.6	2 084.0	2 115.3	2 148.8
Other revenue(a)	1 614.0	1 775.5	1 718.5	1 797.0	1 742.5
Total revenue	**25 281.7**	**26 034.0**	**25 837.7**	**26 748.9**	**27 641.0**
% change			-0.8	3.5	3.3
Superannuation	1 713.1	2 368.4	1 819.3	1 856.4	1 910.4
Depreciation	952.2	959.2	1 008.5	1 072.5	1 120.6
Borrowing costs	495.2	493.4	485.9	477.6	469.0
Employee benefits	9 041.5	9 275.5	9 566.4	9 875.8	10 215.6
Supplies and services	8 299.9	7 887.2	8 451.1	8 708.8	8 978.8
Other expenses(b)	4 258.1	4 456.4	4 189.9	4 242.4	4 262.5
Total expenses	**24 760.0**	**25 440.1**	**25 521.1**	**26 233.5**	**26 956.8**
% change			0.3	2.8	2.8
Operating surplus	**521.8**	**593.9**	**316.6**	**515.4**	**684.1**

Source: Department of Treasury and Finance

Notes:

(a)   *Comprises regulatory fees and fines, fair value of assets received free of charge, gains/losses on disposal of physical assets, capital asset charge revenue and other miscellaneous revenue.*

(b)   *Includes grants and transfer payments and amortisation expense.*

Operating revenue

Total revenue is projected to be $26 034 million in 2002-03. Based on the 2002-03 Budget projections this represents an increase of $752 million, due largely to stronger than projected taxation revenue.

Over the remainder of the forward estimates period, total revenue is projected to decline by around 0.8 per cent or $196 million in 2003-04, before growing again at approximately 3.4 per cent per annum on average.

In 2003-04 it is expected taxation revenue will decline by 1.0 per cent. However, it is projected that taxation revenue will grow by 2.4 per cent per annum on average over the remainder of the forward estimates period. The decline in 2003-04 and low average growth rate reflect the combined impact of a number of factors, including:

- an expected decline in property market activity, resulting in a reduction in property market related stamp duties collected;

- implementation of tax cuts announced by the Government, including the reduction in the payroll tax rate from 5.35 per cent to 5.25 per cent in 2003-04 and abolition of stamp duty on mortgages from 2004-05; and

- the expected abolition of bank accounts debits tax from 2005-06, consistent with the *Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations*.

Investment income also reduces in 2003-04, with a projected decline of 18.7 per cent or $217 million. Over the remaining forecast period growth of 10.6 per cent per annum on average is projected. Factors contributing to this pattern include:

- the impact of a one-off increased dividend in 2002-03 from the gas sector as a result of the delayed introduction of full retail contestability in gas markets;

- the completion in 2002-03 of the payment of a series of special dividends by the Transport Accident Commission to fund the Accident Blackspot Program; and

- increased dividends in 2002-03 from the metropolitan water sector, mainly reflecting additional dividends from certain water companies to reinforce the commercial focus of the businesses and ensure appropriate financial ratios are maintained.

Revenue from Commonwealth grants is projected to increase on average by 3.4 per cent per annum with growth boosted by an expected increase in Commonwealth Budget Balancing Assistance payments following the abolition of debits tax from 2005-06.

Sales of goods and services revenue is projected to increase by approximately 1.0 per cent per annum on average or $62 million over the forward estimates period, in line with the projections in the 2002-03 Budget.

Operating expenses

Total expenses are projected to be $25 440 million in 2002-03, representing an increase of $680 million or 2.8 per cent on projected expenses in the 2002-03 Budget. The projected increase is due largely to an increase in superannuation expense, reflecting the impact of weak equity market performance early in the financial year.

In 2003-04 total expenses are projected to increase by only 0.3 per cent, reflecting the offset between a 2.7 per cent increase in all other expense categories and a projected 23.2 per cent decline in superannuation expense. Total expenses are then projected to increase by 2.8 per cent per annum on average over the remaining forecast period.

The projected decline in superannuation expense in 2003-04 reflects the one-off impact of poor equity market performance on superannuation expense in 2002-03. Between 2003-04 and 2005-06 growth in superannuation expense is projected to average 2.5 per cent per annum.

In line with the significant level of new capital investment in infrastructure, depreciation expense is projected to increase on average by 5.3 per cent per annum.

The increase in depreciation expense is partly offset by the decline in borrowing costs. Over the forward estimates period borrowing costs are projected to decline by 1.7 per cent per annum on average. The decline largely reflects the impact of lower interest rates on the debt portfolio as it matures and is refinanced.

The projected increase in employee benefits of 3.3 per cent per annum on average, over the forward estimates period, reflects a number of wage increases and the implementation of output initiatives announced by the Government up to and since the 2002-03 Budget.

RECONCILIATION OF FORWARD ESTIMATES TO PREVIOUSLY PUBLISHED ESTIMATES

Table 2.2 compares the revised outlook for the operating surplus for the period 2002-03 to 2005-06 to the estimates published in the 2002-03 Budget.

Table 2.2: Reconciliation of estimates to 2002-03 Budget

	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
	($ million)			
General government sector operating surplus — 2002-03 Budget	**521.8**	**580.0**	**517.3**	**711.9**
Plus: Revenue variations since 2002-03 Budget				
Economic/demographic effects				
Taxation revenue	401.8	177.6	248.4	257.5
Investment income	102.8	-45.3	-20.8	101.5
Other economic/demographic effects	35.0	—	—	—
Total economic/demographic variations	**539.7**	**132.3**	**227.6**	**358.9**
Policy decisions				
Taxation initiatives	-0.4	-1.0	-1.1	-1.1
Other initiatives affecting revenue	9.4	21.3	31.3	33.5
Total policy variations	**9.0**	**20.3**	**30.2**	**32.4**
Commonwealth funding revisions				
General purpose grants	9.0	-89.8	-15.6	-3.4
Specific purpose payments	31.6	-17.5	17.4	-40.4
Total Commonwealth funding variations	**40.5**	**-107.3**	**1.8**	**-43.8**
Total administrative variations [(a)]	**163.2**	**103.7**	**110.9**	**120.9**
Total variation in operating revenue since 2002-03 Budget	**752.3**	**149.0**	**370.5**	**468.4**

	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
	($ million)			
Less: Operating expenses variations since 2002-03 Budget				
Economic/demographic effects				
Superannuation revisions	655.3	94.0	90.5	106.1
Total economic/demographic variations	**655.3**	**94.0**	**90.5**	**106.1**
Policy decisions				
Output policy decisions [(d)]	180.6	219.2	141.5	121.0
Total policy variations	**180.6**	**219.2**	**141.5**	**121.0**
Commonwealth funding revisions	**24.6**	**-1.2**	**7.3**	**4.3**
Administrative variations				
Wage growth contingency variations		95.8	102.0	130.6
Expenditure reclassification [(b)]	-115.2	28.9	-17.6	-22.4
Other administrative variations [(c)]	-65.1	-24.2	48.7	156.6
Total administrative variations	**- 180.3**	**100.5**	**133.1**	**264.8**
Total variation in operating expenses since 2002-03 Budget	**680.2**	**412.4**	**372.4**	**496.3**
General government sector operating surplus — 2002-03 Budget Update	**593.9**	**316.6**	**515.4**	**684.1**

Source: Department of Treasury and Finance

Notes:

(a) *Includes revenue impacts flowing from finalisation of Partnerships Victoria contracts and revised forecasts of commercial revenue of outer budget sector agencies.*
(b) *Made up of transfers and accounting reclassifications of expenditure between operating and capital expenditure.*
(c) *Includes variations in operating expenses attributable to output delivery timing changes and changes in activity funded from third party revenue sources net of Treasurer's contingency funding in 2002-03 for output decisions.*

(d) *Output policy decisions reflect the total cost of decisions. The total expenditure for each year may differ to Appendix A, Specific Policy Initiatives Affecting the Budget Position for certain initiatives due to savings and/or revenue being netted off against expenditure.*

Operating revenue

In 2002-03 total revenue is $752 million higher than the 2002-03 Budget estimates and is projected to be $329 million per annum higher on average over the remainder of the forward estimates period.

Taxation revenue is projected to be $271 million per annum on average higher than estimates in the 2002-03 Budget. Increases in taxation revenue are largely the result of stronger than expected property market sales and prices, resulting in higher revenue from land tax and conveyancing and mortgage stamp duties. Offsetting these increases were reductions in gambling tax estimates of $99 million in 2002-03, $52 million in 2003-04 and averaging $5 million over the remaining two years of the forward estimates period, as a result of the recently imposed smoking restrictions in gambling venues.

Investment income also has a significant impact on 2002-03 total revenue estimates, with a projected $103 million increase in investment income above the 2002-03 Budget. This movement is largely the result of additional dividend receipts from the metropolitan water sector and from the gas sector. However, partly offsetting this increase is a reduction in projected distributions from the Transport Accident Commission, reflecting reduced investment returns (averaging $64 million per annum between 2002-03 to 2004-05).

Other economic/demographic effects also reflect stronger than expected property market sales and prices with higher than projected revenue from the Land Titles Office in 2002-03 of $35 million.

Across the forward estimates period policy decisions account for approximately $1 million per annum reduction in projected taxation revenue since the 2002-03 Budget. This reduction reflects the Government's new policy of payroll tax exemption for paid maternity leave.

Other initiatives affecting revenue include revenue from property sales associated with the Flinders Street overpass project. Over the forward estimates period starting in 2003-04 these initiatives increase total revenue by $29 million per annum on average.

Commonwealth general purpose grants and specific purpose payments have been revised as a result of revisions to population growth assumptions. These population revisions arise from the 2001 Census and the incorporation of final 2002-03 Commonwealth Budget specific purpose payment projections, which includes grants for Roads of National Importance.

Administrative revenue variations are $125 million per annum on average over the forward estimates period above the 2002-03 Budget. These projections mainly reflect revisions to commercial and miscellaneous revenue.

Included in the operating revenue movements are changes since the release of the *Pre-Election Budget Update* on 15 November 2002. Since that date operating revenue for 2002-03 is projected to increase by approximately $95 million as a result of continued strength in the property market and revisions to Commonwealth Government general purpose grants. However, these grant revisions also result in a projected decline in operating revenue in 2003-04 by approximately $58 million. Over the remaining two years operating revenue is projected to increase by approximately $26 million per annum on average above *Pre-Election Budget Update* estimates.

Operating expenses

As reflected in Table 2.2 operating expenses are projected to be $680 million higher in 2002-03 and $427 million per annum on average over the remainder of the forward estimates higher than the 2002-03 Budget.

The movement in superannuation expense reflects the impact of poor equity market performance on superannuation funds in 2002-03. Over the remainder of the forward estimates period superannuation expense is projected to exceed the budget estimates by $97 million per annum on average. Equity market performance has a significant impact on the value of financial assets held by state superannuation funds and therefore on the State's unfunded superannuation liability and superannuation expense. The increase in superannuation expense in 2002-03 also reflects the effect of revised CPI projections on indexed superannuation benefits.

Since the 2002-03 Budget output policy decisions account for additional operating expenses of $181 million in 2002-03 (with the impact on operating expenses in this year offset by forward estimates contingency funding) and $161 million per annum on average between 2003-04 and 2005-06. These policy decisions include funding for the Melbourne Cricket Ground redevelopment, farm business support grants, the Government's Innovation Statement, the Metropolitan Fire and Emergency Services Board and Country Fire Authority enterprise bargaining agreement, franchise interim operating agreements for trains and trams, and additional funding provided for the Disabilities and Impairments program in government schools. Specific policy decisions since the 2002-03 Budget are summarised in Appendix A, *Specific Policy Initiatives Affecting the Budget Position*.

Changes to Commonwealth grants funding, in particular specific purpose payments in relation to the National Health Development Fund and Roads of National Importance, also impact on the Government's operating expenses. In 2002-03 these revisions are projected to increase operating expenses by approximately $25 million and approximately $4 million per annum on average over the remainder of the forward estimates period.

There are a number of industrial agreements under negotiation and the wage growth contingency variations reflect the projected outcomes of these negotiations.

Expenditure reclassifications are changes in the treatment of certain transactions (as more information becomes available) to better reflect accounting policies. The changes over the forward estimates period largely reflect the change in accounting policies for roads funding in reclassifying operating expenditure to capital expenditure.

There are a number of other administrative variations to operating expenses that are offset within existing contingency funding. In 2002-03 these variations are approximately $180 million and over the remainder of the forwards estimates period are $166 million per annum on average. Other administrative variations include:

- increased hospital expenses funded by higher third party revenue sources ($70 million per annum); and

- the impact of the finalisation of contracts for a number of major infrastructure projects, including conversion of expenditure associated with the Spencer Street Station project to reflect delivery under the *Partnerships Victoria* model.

The operating expenses also include adjustments since the release of the *Pre-Election Budget Update* on 15 November 2002. Since that date operating expenses are projected to increase by approximately $43 million in 2002-03, largely as a result of additional payments under the First Home Owners Grant program (matched by additional revenue received from the Commonwealth general purpose grants). Over the remainder of the forward estimates period total operating expenses are projected to decline by approximately $29 million per annum on average based on *Pre-Election Budget Update* estimates.

SUMMARY STATEMENT OF FINANCIAL POSITION

Table 2.3 provides a summary of the general government sector statement of financial position. A more detailed statement of financial position is provided in Chapter 4, *Estimated Financial Statements and Notes*.

Table 2.3: General government summary statement of financial position as at 30 June

	2002 Actual	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
			($ million)		
Current assets	4 126.4	4 260.1	4 415.2	4 539.3	4 664.9
Non-current assets	42 376.9	44 031.4	45 040.5	46 863.9	49 135.9
Total assets	**46 503.3**	**48 291.5**	**49 455.7**	**51 403.1**	**53 800.7**
Current liabilities	3 817.9	4 421.5	4 177.1	3 989.3	4 417.1
Non-current liabilities	20 840.7	20 992.3	21 742.8	22 695.8	23 152.5
Total liabilities	**24 658.6**	**25 413.8**	**25 919.9**	**26 685.1**	**27 569.6**
Net assets	**21 844.7**	**22 877.7**	**23 535.8**	**24 718.1**	**26 231.1**

Source: Department of Treasury and Finance

General government sector assets were $46.5 billion as at 30 June 2002 and are projected to be $53.8 billion in 30 June 2006, representing a projected growth of 15.7 per cent over the forward estimates period. This trend reflects the significant levels of capital investment expenditure by the Government over the forward estimates period in public infrastructure including roads, health, education and housing.

Table 2.4 shows general government net financial liabilities (excluding the Growing Victoria infrastructure reserve) are projected to increase over the forward estimates period from $15.8 billion as at 30 June 2002 to $16.9 billion as at 30 June 2006. This growth largely reflects the increase in the unfunded superannuation liability. However, as a proportion of GSP, net financial liabilities are projected to decline from 8.6 per cent as at 30 June 2002 to 7.5 per cent of GSP by 30 June 2006.

Table 2.4: General government net financial liabilities as at 30 June

	2002 Actual	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
			($ million)		
Financial assets					
Cash and deposits	1 667	1 726	1 747	1 760	1 774
Advances paid	237	237	171	124	81
Investments, loans and placements	2 450	3 143	3 061	3 287	3 619
Growing Victoria	1 363	715	61	5	—
Total	**5 717**	**5 821**	**5 040**	**5 176**	**5 475**
Financial liabilities					
Deposits held	434	434	434	434	434
Advances received	2	2	1	1	1
Borrowings	6 350	6 350	6 345	6 349	6 787
Total	**6 786**	**6 785**	**6 780**	**6 784**	**7 222**
Net debt	**1 069**	965	**1 739**	**1 608**	**1 747**
Net debt (excl. Growing Victoria)[a]	**2 432**	**1 679**	**1 801**	**1 613**	**1 747**
Unfunded superannuation	13 383	13 996	14 321	14 888	15 128
Net financial liabilities	**14 452**	14 961	**16 060**	**16 496**	**16 876**
Net financial liabilities (excl. Growing Victoria)[a]	**15 815**	**15 676**	**16 122**	**16 501**	**16 876**
Net financial liabilities to GSP (excl. Growing Victoria)—%[a]	8.6	8.1	7.9	7.7	7.5
Net debt to GSP (excl. Growing Victoria)	1.3	0.9	0.9	0.8	0.8

Source: Department of Treasury and Finance

Note:

(a) *The Growing Victoria infrastructure reserve investments are not offset against gross debt on the grounds that these investments are earmarked for infrastructure projects and are therefore not available to redeem gross debt.*

Consistent with this reduction in net financial liabilities as a proportion of GSP, over the forward estimates period is the reduction in net debt (excluding the Growing Victoria infrastructure reserve) over the same period. Net debt is projected to fall from 1.3 per cent of GSP as at 30 June 2002 to 0.8 per cent of GSP by 30 June 2006 (also refer to Table 2.5). The increase in net debt projected in 2005-06 reflects the statement of financial position impact flowing from the completion and handover to the State of the *Partnerships Victoria* Spencer Street Station project. The increase in net debt is matched by an increase in the State's non-current assets (Table 2.3).

OTHER BUDGET INDICATORS

The financial projections presented in Chapter 4, *Estimated Financial Statements and Notes* and summarised in Tables 2.1 and 2.3 are based on generally accepted accounting principles, in particular AAS31 "Financial Reporting by Governments'. An alternative method of presentation is the Government Finance Statistics (GFS) system employed by the Australian Bureau of Statistics. All jurisdictions are required to present information on this basis in budget papers, consistent with the Uniform Presentation Format agreement. Key GFS measures are shown in Table 2.5.

Table 2.5: GFS budget measures (excluding the Growing Victoria infrastructure reserve)

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Net operating balance (GFS)	488.7	1 218.8	298.1	485.2	664.6
GFS net lending[a]	162.6	935.7	-150.6	-415.5	-109.9
GFS cash surplus[a]	304.5	1 051.4	305.0	321.0	302.9

Source: Department of Treasury and Finance

Note:

(a) *The table shows GFS net lending (+) / borrowing (-) and GFS cash surplus (+) / deficit (-) excluding drawdowns against the Growing Victoria infrastructure reserve. Growing Victoria infrastructure reserve investments (detailed in Table 2.4) are not offset against gross debt on the grounds that these investments are earmarked for infrastructure projects and are therefore not available to redeem gross debt.*

USE OF CASH RESOURCES

Table 2.6 provides a summary of the application of cash resources for asset investment and the increase/decrease in net debt. Significant surpluses from operating activities, together with drawdown from the Growing Victoria infrastructure reserve, will be predominately applied to fund infrastructure investment.

Table: 2.6 Application of cash resources

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Operating surplus	**521.8**	**593.9**	**316.6**	**515.4**	**684.1**
Plus: Non-cash expenses (net)[a]	1 074.7	1 717.6	1 457.8	1 790.2	1 534.3
Net cash flow from operating activities	**1 596.5**	**2 311.5**	**1 774.4**	**2 305.5**	**2 218.4**
Plus: Net drawdown of Growing Victoria infrastructure reserve	570.0	648.3	653.2	56.9	4.5
Total cash available for asset investment	**2 166.5**	**2 959.8**	**2 427.6**	**2 362.4**	**2 222.9**
Less:					
Net investment in fixed assets[b]	2 066.1	2 189.1	2 537.4	2 163.8	1 911.8
Other investment activities (net)	13.5	17.6	11.8	10.9	445.7
Decrease/-increase in net debt (excluding Growing Victoria)	**87.0**	**753.1**	**-121.6**	**187.8**	**-134.5**

Source: Department of Treasury and Finance

Notes:

(a) *Includes depreciation and increases in the unfunded superannuation liability and liability for employee benefits.*
(b) *Includes net contribution to other sectors of government.*

CHAPTER 3: ECONOMIC CONDITIONS AND OUTLOOK

- The global economic recovery has been more muted than expected at budget time.

- Although housing and business investment show continued strength, growth in Victoria has moderated in response to the drought, the impact of international conditions on exports and a moderation in consumer spending.

- Victorian economic growth is expected to be 3.25 per cent in 2002-03, rising to 3.75 per cent in 2003-04 as the economy emerges from the drought. Most other 2002-03 Budget forecasts remain unchanged.

- Downside risks to the economic outlook include the overseas outlook, the failure of autumn rains, and a slowing of population growth. Upside risks include an unexpectedly strong construction sector.

THE ECONOMY SINCE THE BUDGET

World economic conditions

Since budget time, concerns have emerged about the pace of the global recovery, leading to a more moderate international outlook. According to the December 2002 Consensus Economics survey, world growth is expected to increase from 1.7 per cent in 2002 to 2.3 per cent in 2003, well down from the 3.0 per cent expected at budget time, largely reflecting a less optimistic outlook for the United States and Europe.

The US economic recovery appears to be slowing, with business investment remaining soft and signs of labour market weakness. Sentiment has been adversely affected by the ongoing stock market correction and uncertainty about developments in the Middle East, although there are more recent signs of a rebound in confidence. Tax cuts, increased defence spending and the large reduction in US interest rates in November should provide some support to activity. Economic conditions have worsened markedly in the large European economies, especially Germany, prompting the recent interest rate cut by the European Central Bank.

Despite a return to growth in the September quarter, Japanese economic conditions remain vulnerable. Unemployment remains historically high, consumer prices continue to decline and the outlook for industrial production is weakening.

Although growth prospects have weakened in the rest of East Asia, conditions remain relatively robust, particularly in China. While the aftermath of the Bali bombing is likely to damage the tourism industry, the impact may be confined largely to Indonesia.

Australia and Victoria

The Victorian economy grew by 4.9 per cent in 2001-02, above the budget estimate of 3.75 per cent, and more strongly than the national economy (3.9 per cent). Victorian gross state product (GSP) per head is now the second highest of the States, behind only Western Australia.

However, there were signs of moderation in the September quarter. National growth is being constrained by weaker global economic conditions, compounded by the drought. In Victoria, the September quarter saw a decline in international merchandise export volumes and weakness in consumer spending. The main impetus to growth came from business investment and dwelling construction.

The latest Australian Bureau of Agricultural and Resource Economics (ABARE) forecasts predict that Victorian winter crop production for 2002-03 will decline by 70 per cent, implying a more severe impact than nationally (down 56 per cent). However, because crop production represents a smaller share of agriculture in Victoria than in most other States, the overall impact of the drought is likely to be relatively smaller than nationally. Nevertheless, there are still likely to be significant adverse effects on Victorian livestock production, dairying, wool production and other agricultural activities. A complete recovery from the drought may take several seasons in the case of livestock industries. The value of Victorian dairy exports declined in the September quarter, due to price, rather than volume effects.

Victorian consumer spending grew by a relatively low 0.2 per cent in the September quarter and retail trade remained weak in the early part of the December quarter. Much of this weakness appears to reflect the unwinding of a surge in household goods and related purchases during the housing construction boom and weakness in hospitality and services, which may be associated with the introduction of the smoking ban at Victorian gaming venues.

Boom conditions in the residential construction sector have persisted for longer than anticipated at budget time. In addition, business investment has grown more strongly than expected, reaching levels 16.8 per cent higher than a year earlier in trend terms (abstracting from major asset sales) in the September quarter. Non-residential building has been particularly strong since budget time.

The improvement in labour market conditions, which began in early 2002, has continued. Victorian employment grew by 1.1 per cent in 2001-02, in line with the budget estimate (1.25 per cent). During the six months ending November 2002, the trend measure of Victorian employment has grown at an annualised rate of 1.6 per cent, broadly in line with expectations at budget time. Full-time employment has been trending up and the Victorian unemployment rate has now been below 6 per cent for three consecutive months.

Migration from interstate has continued, although the net gains in June quarter 2002 were relatively modest. During 2001-02, Victoria gained over 6 200 migrants from interstate and Victoria's population grew by 1.3 per cent, compared with 1.1 per cent nationally.

ECONOMIC OUTLOOK

Revised projections for the Victorian economy are presented in Table 3.1.

The Commonwealth, in its *Mid-Year Economic and Fiscal Outlook*, released in late November, revised down its forecast for national growth in 2002-03 from 3.75 per cent at budget time to 3.0 per cent. This largely reflected the impact of the drought. The December Consensus Economics survey implies an average private sector forecast of 3.2 per cent.

The latest El Niño assessment by the Bureau of Meteorology indicates a likely return to "neutral" weather patterns by around autumn 2003. The Commonwealth has revised its forecast for national growth in 2003-04 upward from 3.5 per cent to 4.0 per cent to reflect the expected recovery in farm production and exports. The implied Consensus forecast currently is 3.5 per cent.

The forecast for GSP growth in 2002-03 has been revised down slightly to 3.25 per cent (3.50 per cent at the time of the 2002-03 Budget and the *Pre-Election Budget Update*). The contribution from state final demand growth has been revised upward because the unexpected strength of the housing sector and business investment is projected to outweigh the impact of more moderate growth in consumer spending. However, the drought and weaker international economy has led to a reduction in the forecast contribution to growth from net exports, and this more than outweighs the upward revision to forecast growth in state final demand.

For 2003-04, forecast Victorian GSP growth has been revised upward slightly to 3.75 per cent, capturing the expected effects of a sustained recovery in exports in line with the ending of the drought. With a smaller exposure to the drought than many other areas of Australia (notably New South Wales), the cyclical effects of the drought on the Victorian economy may be a little less pronounced.

During the course of 2003, the dwelling investment cycle is expected to finally turn down and business investment is anticipated to ease to more sustainable levels. This should moderate growth during the post-drought recovery.

Beyond 2003-04, Victorian GSP growth is projected to return to its long-run rate of 3.5 per cent per annum.

These forecasts differ slightly from those presented in the *Pre-Election Budget Update* in mid-November. Since then, ABARE released its first estimates of the impact of the drought on summer crops (cottonseed, sorghum and rice), and these are expected to decline by 59 per cent nationally. Although concentrated in New South Wales and Queensland, the large fall in summer crops is likely to have adverse indirect effects on incomes in other States, including Victoria.

There has been a slight upward revision to the population growth rate for 2002-03. In the forward years, population growth continues to be based on ABS Series R projections which assume net interstate migration gains of 2 000 persons per annum.

Otherwise, the economic forecasts for 2002-03 and beyond are unchanged since budget time. Forward indicators of the labour market, although softening in November, remain consistent with moderate jobs growth. Consumer and business sentiment continue to be generally positive. Forward indicators of overall Victorian construction sector activity remain strong (see Chart 3.1).

Chart 3.1: Victorian building construction forward indicators



Source: Australian Bureau of Statistics, Cat. No. 8731.0

Notes:

(a)   Year ending October

Table 3.1: Economic forecasts[a]

(Projections in 2002-03 Budget, where different, are in parentheses)

	2001-02 Actual	2002-03 Forecast	2003-04 Forecast
Gross state product	4.9	3.25	3.75
	(3.75)	(3.50)	(3.50)
Employment	1.1	1.50	1.50
	(1.25)		
Unemployment rate [b]	6.3	6.00	6.00
	(6.25)		
Consumer price index	2.8	2.75	2.25
	(2.75)	(2.25)	
Wage cost index [c]	3.5	3.50	3.50
	(3.75)		
Population [d]	1.3	1.1	1.0
	(1.2)	(1.0)	

Sources: Australian Bureau of Statistics; Department of Treasury and Finance

Notes:

(a) *Per cent change on preceding year unless otherwise indicated.*
    All projections, apart from population, are rounded to the nearest 0.25 percentage point.
(b) *Year average level, per cent.*
(c) *Total hourly rate, excluding bonuses.*
(d) *June quarter, per cent change on previous June quarter, based on ABS Series R projections.*

ECONOMIC RISKS

Major risks to the economic outlook, both upside and downside, include:

• stronger than expected construction activity. Relevant forward indicators are yet to show much evidence of the anticipated slowdown in this sector;

• continuing softness in the global economy, particularly in the United States. Recent weakness in US employment growth and high profile bankruptcies highlight the risk that the recovery may stall for a protracted period, with potentially adverse implications for Australian and Victorian exports;

• a continuation of the drought into next season, which would hamper export production and exacerbate downward pressure on farm incomes with indirect effects on the rest of the economy;

• US and allied military action against Iraq with possible implications for oil prices, confidence, growth, and trade relations; and

• a slowing of population growth, currently assumed to be at least 1.0 per cent per annum. The gain from net interstate migration in the June quarter 2002 (231 persons) was the lowest for almost four years. High levels of Victorian (and New South Wales) housing prices may encourage population movement to locations with relatively cheaper accommodation. If Victoria's population growth rate moderates, as occurred during the 1980s, the economic growth rate projections could be affected. Major revisions to the historical data for the components of population growth following the most recent Census are scheduled for release by the ABS in March 2003.

These issues are discussed in more detail in Chapter 5, *Statement of Risks*.

CHAPTER 4: ESTIMATED FINANCIAL STATEMENTS AND NOTES

Introduction

The Estimated Financial Statements in this chapter have been prepared in accordance with the provisions in the *Financial Management Act 1994.* This Act requires the Estimated Financial Statements to be based on generally accepted accounting principles (GAAP) and to be consistent with the Financial Policy Objectives and Strategies Statement (see Chapter 1, *Financial policy objectives and strategies*).

The purpose of the Estimated Financial Statements is to set out the forecast financial results for the Victorian budget sector referred to in these statements as the general government sector. Because of the prospective nature of these statements they reflect a number of professional judgements about the most likely operating and financial conditions for the Victorian general government sector. International developments and other risks to the national economy, from which Victoria would not be immune, may cause the general government actual result to differ from the projected result.

The accompanying notes to the Estimated Financial Statements provide details of material economic and other assumptions used and the specific forecast assumptions underlying material items in the financial statements. A number of these assumptions are subject to inherent uncertainties, which are outside the control of the Government.

ESTIMATED FINANCIAL STATEMENTS FOR THE VICTORIAN GENERAL GOVERNMENT SECTOR

Table 4.1: Estimated statement of financial performance for the year ending 30 June

	Note	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
				($ million)		
Revenue from ordinary activities						
Taxation	2	8 802.7	9 213.5	9 123.5	9 375.3	9 564.2
Fines and regulatory fees		554.0	555.5	551.3	577.1	586.8
Investment revenue	3	1 061.6	1 164.4	946.6	996.9	1 158.3
Grants revenue	4	11 753.5	11 794.0	11 965.0	12 464.3	13 027.1
Sale of goods and services		2 049.9	2 086.6	2 084.0	2 115.3	2 148.8
Gains (losses) on the disposal of physical assets		19.6	19.6	9.0	9.2	9.3
Fair value of assets received free of charge		1.1	1.1	1.1	8.7	1.2
Inter sector capital asset charge		501.0	501.0	514.0	514.0	514.0
Other revenue		538.3	698.3	643.0	688.1	631.3
Total revenue		**25 281.7**	**26 034.0**	**25 837.7**	**26 748.9**	**27 641.0**
Expenses from ordinary activities						
Employee benefits		9 041.5	9 275.5	9 566.4	9 875.8	10 215.6
Superannuation		1 713.1	2 368.4	1 819.3	1 856.4	1 910.4
Depreciation	5	952.2	959.2	1 008.5	1 072.5	1 120.6
Amortisation	6	70.6	70.6	67.7	65.3	65.4
Borrowing costs	7	495.2	493.4	485.9	477.6	469.0
Grants and transfer payments	8	4 118.9	4 317.2	4 052.6	4 105.2	4 128.2
Supplies and services		8 299.9	7 887.2	8 451.1	8 708.8	8 978.8
Other expenses		68.6	68.6	69.6	71.9	68.8
Total expenses	9	**24 760.0**	**25 440.1**	**25 521.1**	**26 233.5**	**26 956.8**
Net result		**521.8**	**593.9**	**316.6**	**515.4**	**684.1**
Movements in asset revaluation reserve		737.8	737.8	768.6	800.6	833.8
Total changes in equity other than contributions to other sectors by the State in its capacity as owner		**1 259.6**	**1 331.7**	**1 085.2**	**1 316.0**	**1 517.9**

The accompanying notes form part of these Estimated Financial Statements.

Table 4.2: Estimated statement of financial position as at 30 June

	Note	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
		($ million)			
Current assets					
Cash assets		1 725.6	1 747.2	1 760.4	1 774.4
Other financial assets		1 177.9	1 197.3	1 225.3	1 253.2
Receivables		1 155.3	1 269.4	1 352.2	1 435.7
Prepayments		41.4	41.5	41.5	41.5
Inventories		159.8	159.9	159.9	160.0
Other assets	13	0.0	0.0	0.0	0.0
Total current assets		**4 260.1**	**4 415.2**	**4 539.3**	**4 664.9**
Non-current assets					
Other financial assets		2 701.9	1 946.6	2 087.7	2 387.8
Receivables		347.2	296.7	266.5	245.6
Inventories		155.6	155.6	155.6	155.6
Property, plant and equipment	10	24 529.1	25 752.8	26 927.8	28 395.5
Roads and earthworks	11	13 232.2	13 805.9	14 337.6	14 859.3
Other assets	13	3 065.3	3 082.8	3 088.7	3 092.0
Total non-current assets		**44 031.4**	**45 040.5**	**46 863.9**	**49 135.9**
Total assets		**48 291.5**	**49 455.7**	**51 403.1**	**53 800.7**
Current liabilities					
Payables		1 535.5	1 534.4	1 530.1	1 533.8
Interest-bearing liabilities		125.1	128.7	142.1	158.1
Employee benefits	14	873.5	920.1	950.9	981.5
Superannuation	15	1 518.9	1 242.7	1 016.4	1 395.2
Outstanding insurance claims		11.9	10.9	9.9	8.9
Other liabilities		356.7	340.3	339.9	339.7
Total current liabilities		**4 421.5**	**4 177.1**	**3 989.3**	**4 417.1**
Non-current liabilities					
Payables		8.8	8.7	8.6	8.6
Interest-bearing liabilities		6 234.3	6 225.3	6 216.3	6 638.4
Employee benefits	14	1 872.5	2 041.1	2 221.1	2 405.5
Superannuation	15	12 477.5	13 078.3	13 871.3	13 733.2
Outstanding insurance claims		97.6	94.6	91.6	88.6
Other liabilities		301.6	294.7	287.0	278.2
Total non-current liabilities		**20 992.3**	**21 742.8**	**22 695.8**	**23 152.5**
Total liabilities		**25 413.8**	**25 919.9**	**26 685.1**	**27 569.6**
Net assets		**22 877.7**	**23 535.8**	**24 718.1**	**26 231.1**
Equity					
Retained earnings		13 336.1	13 502.9	13 685.8	14 196.4
Reserves		8 947.7	9 716.3	10 516.9	11 350.6
Net result for year		593.9	316.6	515.4	684.1
Total equity	16	**22 877.7**	**23 535.8**	**24 718.1**	**26 231.1**

The accompanying notes form part of these Estimated Financial Statements.

Table 4.3: Estimated statement of cash flows for the year ending 30 June

	Note	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
				($ million)		
Cash flows from operating activities						
Receipts						
Taxation		8 788.0	9 104.8	9 093.4	9 357.1	9 541.1
Fines and regulatory fees		429.6	431.1	425.2	448.1	461.1
Grants		11 752.0	11 792.5	11 965.0	12 464.4	13 027.2
Sale of goods and services		2 052.0	2 112.5	2 079.5	2 112.4	2 146.1
Interest received		338.1	314.8	338.9	325.6	343.1
Dividends received		406.5	547.3	274.4	326.6	444.9
Capital asset charge received		501.0	501.0	514.0	514.0	514.0
Other receipts		842.4	1 064.2	926.4	998.7	964.5
Total receipts		**25 109.6**	**25 868.2**	**25 616.6**	**26 546.8**	**27 442.1**
Payments						
Employee benefits		8 844.4	9 075.7	9 351.2	9 665.1	10 000.5
Superannuation		1 757.9	1 754.8	1 494.7	1 289.7	1 669.7
Grants and transfer payments		4 117.2	4 315.5	4 050.9	4 103.4	4 126.4
Supplies and services[(b)]		8 314.3	7 936.3	8 472.8	8 718.0	8 968.8
Interest paid		479.3	474.3	472.6	465.1	458.3
Other payments		0.0	0.0	0.0	0.0	0.0
Total payments		**23 513.1**	**23 556.7**	**23 842.3**	**24 241.3**	**25 223.6**
Net cash flows from operating activities	17	**1 596.5**	**2 311.5**	**1 774.4**	**2 305.5**	**2 218.4**
Cash flows from investing activities						
Net customer loans repaid		1.8	0.1	65.9	47.0	43.0
Net disposal (purchase) of investments		518.6	(45.6)	735.8	(169.1)	(328.2)
(Net contribution to) other sectors of government		(218.0)	(298.7)	(427.1)	(133.7)	(4.8)
Proceeds from sale of property, plant and equipment		79.2	79.3	58.7	50.1	45.4
(Purchases of) property, plant and equipment		(1 927.3)	(1 969.7)	(2 169.0)	(2 080.2)	(1 952.4)
Net cash flows from investing activities		**(1 545.6)**	**(2 234.6)**	**(1 735.8)**	**(2 285.8)**	**(2 196.9)**
Cash flows from financing activities						
Net drawdowns (repayments) of borrowings		(19.0)	(19.0)	(17.6)	(5.8)	(6.5)
Net cash flows from financing activities		**(19.0)**	**(19.0)**	**(17.6)**	**(5.8)**	**(6.5)**
Net increase in cash and deposits held		**31.9**	**57.9**	**21.0**	**13.9**	**15.1**
Cash at beginning of reporting period		1 663.2	1 663.2	1 721.1	1 742.1	1 756.0
Cash and deposits at end of reporting period		**1 695.1**	**1 721.1**	**1 742.1**	**1 756.0**	**1 771.0**

Notes:

(a) *Cash balances do not equal the Statement of Financial Position cash balances due to the inclusion of a bank overdraft facility.*
(b) *Includes intragovernment purchase of services previously incorporated under other payments.*

The accompanying notes form part of these Estimated Financial Statements.

NOTES TO THE ESTIMATED FINANCIAL STATEMENTS

Due to the possibility that circumstances or events outlined in the Estimated Financial Statements may not occur as expected, actual results may differ from those forecast and the difference may be material. Accordingly, no guarantee is given that the financial results will be achieved. However, the best professional judgement has been applied in preparing the Estimated Financial Statements.

Table of contents

Assumptions

The Estimated Financial Statements have been prepared using the material economic and other assumptions listed below.

Material economic and other assumptions[a]

	2002-03	2003-04	2004-05	2005-06
Gross state product	3.25	3.75	3.50	3.50
Employment	1.50	1.50	1.50	1.50
Consumer price index	2.75	2.25	2.25	2.25
Wage cost index[b]	3.50	3.50	3.50	3.50
Population[c]	1.10	1.00	0.90	0.90

Source: Australian Bureau of Statistics, Department of Treasury and Finance

Notes:

(a)   *Year-average per cent change on previous year unless otherwise indicated. All projections apart from population are rounded to the nearest 0.25 percentage point.*
(b)   *Total hourly rate excluding bonuses.*
(c)   *June quarter, per cent change on previous June quarter. Based on ABS Series R projections.*

Note 1: Statement of significant accounting policies and forecast assumptions

In order to assist in understanding the financial information presented, the following summary presents the significant accounting policies and forecast assumptions which have been adopted in preparing and presenting the Estimated Financial Statements for the forecast period (which includes the budget year and the estimates for the three subsequent years).

A. Compliance framework

These Estimated Financial Statements have been prepared in accordance with sections 23H-23N of the *Financial Management Act 1994* (the FMA) and are based on Australian GAAP. In accordance with the FMA, the information presented in the Estimated Financial Statements takes into account Government decisions and other circumstances that may have a material effect on the statements.

In accordance with Australian GAAP, all applicable pronouncements issued by the Australian Accounting Standards Board (AASB) and abstracts of the Urgent Issues Group have been applied in the preparation and presentation of the Estimated Financial Statements. However, as there is no specific AAS or other Australian authoritative pronouncements on the preparation and presentation of prospective financial statements, AAS 6 Accounting Policies permits the application of pronouncements of other national accounting standard setting bodies. Because Australian and New Zealand accounting standards are closely harmonised, the major requirements of New Zealand Financial Reporting Standard (FRS 29) Prospective Financial Information have been applied in presenting the Estimated Financial Statements. The requirements of FRS 29 have been modified to achieve presentation consistency with AASB 1018 Statement of Financial Performance, AAS 36 Statement of Financial Position and AAS 37 Financial Report Presentation and Disclosures.

Future reporting basis

The *Financial Management Act 1994* requires the identification of the reporting basis on which subsequent government financial reports will be prepared.

Future Estimated Financial Statements are expected to be prepared on a consistent basis, except for any changes in reporting required by new or revised Australian Accounting Standards. The effect of the intended adoption in Australia of International Accounting Standards from 1 January 2005 is as yet uncertain, and no adjustment has been made for any consequent effect.

B. Basis of accounting and measurement

The accrual basis of accounting has been employed in the preparation of the Estimated Financial Statements whereby assets, liabilities, equity, revenues and expenses are recognised in the reporting period to which they were incurred, regardless of when cash is received or paid.

The opening balances of 1 July 2002 represent the actual audited values as at 30 June 2002 and are based on either a cost or fair value basis. Those items measured at valuation include:

- non-current physical assets, other than plant and equipment, are measured at their fair value;

- investments and productive trees in commercial native forests which are recognised at their net market value; and

- certain liabilities (e.g. unfunded superannuation) which are calculated with regard to actuarial assessment.

The estimated impact of future revaluations of non-current physical assets is included in the forecasts at the total general government level.

Liabilities other than those actuarially determined do not include the impact of revaluations due to the inherent difficulties in identifying and forecasting these amounts.

C. Basis of consolidation

The Estimated Financial Statements include all reporting entities in the Victorian general government (budget) sector that are controlled by the Crown. Details of the entities included in the general government sector are shown in Note 18.

In the process of reporting the general government sector as a single economic entity, all material transactions and balances within the sector are eliminated.

D. Forecast reporting periods

The reporting period for the general government sector is the year ending 30 June. However, for those entities with a reporting period other than the year ending 30 June, the latest audited financial statements are used as the basis of the opening balance for 1 July 2002. For example, TAFE institutes have reporting periods ending 31 December.

E. Revenues

Taxation

Accounting policy

General government sector taxation and fee revenue is recognised upon the earlier of either the receipt by the State of a taxpayer's self-assessment or the time the taxpayer's obligation to pay arises, pursuant to the issue of an assessment.

The types of revenue included in the estimates are as follows:

- payroll tax;

- land tax;

- stamp duties—including conveyancing, land transfers, and mortgages;

- bank accounts debit tax;

- gambling taxes—including private lotteries, electronic gaming machines, casino and racing;

- insurance duty—compulsory third party, life and non-life; and

- motor vehicle taxes—registration fees, stamp duty and driver licence fees.

Forecast assumption

The State's tax revenues are forecast by a process, which involves:

- assessment of demand and supply conditions in the markets from which the taxes are sourced (e.g. in the case of payroll tax, assessment of employment and wages outlooks; in the case of motor vehicle fees, assessment of the outlook for demand for cars reflecting long-term underlying demand factors and cyclical demand factors);

- analysis of historical information and relationships using econometric and other statistical methods;

- application of the Department of Treasury and Finance's economic forecasts where there is a relationship between taxation variables and economic variables; and

- consultation with private sector economists, industry associations, and relevant government authorities (e.g. State Revenue Office, Vic Roads, Office of Gambling Regulation).

Some State taxes are sourced from tax bases, which are particularly volatile, hence, tax revenue from these sources is subject to substantial annual variation. Stamp duty on land transfers and mortgages are examples of such volatility.

Regulatory fees and fines

Accounting policy

Revenue is recognised at the time the fine or regulatory fee is issued.

Forecast assumption

The forecasts of regulatory fees and fines are prepared by those government agencies which collect them. Some of the components may be based on contractual obligations, while the prediction of fines involves assessment of the behaviour of people on the roads and elsewhere. The estimation of the many small, miscellaneous fees is based on an assessment of recent experience in each of the markets.

Investment revenue

Accounting policy

This revenue category includes interest, dividends, income tax and rate equivalent revenue and other revenue earned during the financial year from bank term deposits, shares and other investments. Interest revenue is recognised on an accrual basis and dividend income is recognised when dividends are determined. Net realised and unrealised gains/losses on the revaluation of investments form part of investment revenue.

Forecast assumption

As part of the budget process, government business enterprises provide their best available estimates of these future payments for the forecast period.

In determining the forecast dividend payments the following two general benchmarks are used:

- 50 per cent of net profit after tax; or

- dividends and income tax equivalent paid or payable of 65 per cent of pre-tax profit.

Other commercial factors which are considered and will affect the dividend forecasts include the views of the board of directors, the liquidity, operating cash flow and forecast cash requirements of each government business enterprise (including planned capital works), gearing and interest cover of the business, retained earnings and any other specific commercial factors relating to individual businesses.

Dividend and income tax equivalent forecasts can be significantly influenced by a number of factors including the volatility of the financial markets and climatic conditions impacting on the water authorities. The National Tax Equivalent Regime (NTER), administered by the ATO, will over time replace the existing Victorian Income Tax Equivalent Regime. Fifteen government business enterprises commenced under the NTER on 1 July 2001. A further twenty government businesses commenced on 1 July 2002. Revenue raised under the NTER will remain with the State.

Forecast interest revenue is based on projected cash budget surpluses being invested.

Grants

Accounting policy

These are mainly funds provided by the Commonwealth to assist the State in meeting general or specific service delivery obligations. They also include grants from other jurisdictions. Revenue is recognised when the State obtains control over these funds.

Forecast assumption

The forecast receipt of financial assistance from the Commonwealth is determined on the latest available advice from the Commonwealth at the time of preparation of the Estimated Financial Statements, taking into account the payment schedules and escalation factors relevant to each type of grant. The payment schedules for some financial assistance from the Commonwealth are on a monthly, quarterly or annual basis, while others are on an irregular basis such as on a project-progress basis.

Sale of goods and services

Accounting policy

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Revenue from sale of goods is recognised when control of goods has passed to the buyer.

For rendering of services, where the contract outcome can be reliably measured, revenue is recognised when control of the right to be compensated for the services and the stage of completion can be reliably measured.

Forecast assumption

Revenues arising from the sale of goods and rendering of services are forecast by taking into account all known factors, such as proposed fee increases in line with the *Guidelines for Setting Fees and Charges Imposed by Departments and Budget Sector Agencies* issued by the Department of Treasury and Finance, and projected variations in activities. Unless government policy states otherwise, fees will be set to recover the full costs of the goods or services provided.

F. Expenses

Expenses are recognised on an accrual basis, that is, when they are incurred, and are thereby reported in the financial year to which they relate.

Employee benefits

Accounting policy

These expenses include all costs related to employment (other than superannuation which is accounted for separately) including wages and salaries, fringe benefits tax, leave entitlements, redundancy payments, work-cover levy and payroll tax.

Forecast assumption

Employee benefits are forecast on the basis of staffing profiles and current salaries and conditions. For the forecast period employee benefits are adjusted for approved wage agreements with allowance made for further changes in the future.

Superannuation

Accounting policy

Superannuation expense is determined on the following basis:

- funded schemes: the expense reflects the superannuation contribution payable by entities within the general government sector; and

- unfunded schemes: the expense includes the superannuation contributions payable by public sector employers, the net movement in the unfunded superannuation liability during each period and the annual payments by the State.

Forecast assumption

The net movement in the unfunded superannuation liability becomes more material to investment earnings as fund assets increase. The budget assumes a standard fund earning rate across the budget and forward estimates consistent with long-term actuarial assumptions. However in any year, the actual fund earnings can vary significantly from assumed earnings producing a large variance in the actual result compared to budget.

For the forecast period, superannuation expense for unfunded schemes have been estimated by the Department of Treasury and Finance and are consistent with projections provided by various actuaries of each superannuation fund (Refer to Note 15).

Depreciation

Accounting policy

All infrastructure assets, buildings, plant and equipment and other non-current physical assets (excluding leased items) that have a limited useful life are depreciated. Depreciation is generally calculated on a straight-line basis at a rate that allocates the asset's value, less any residual value, over its estimated useful life.

The following are typical estimated useful lives for the different asset classes used by the general government sector entities in developing forecasts:

Asset class	Useful life
Dwellings	40 to 50 years
Other buildings	30 to 60 years
Other infrastructure	10 to 32 years
Road pavement	60 years
Bridges	90 years
Plant, equipment and vehicles	3 to 10 years
Heritage assets	100 years

Land and earthworks associated with the declared road network and core cultural assets, which are considered to have an indefinite life, are not depreciated. Depreciation is not recognised in respect of these assets as their service potential will not, in any material sense, be consumed over an extended period.

Forecast assumption

Depreciation is forecast on the basis of known asset profiles, asset sales programs and approved new asset investment programs. The expense is based on the assumption that there will be no change in depreciation rates over the forecast period. The estimated impact of future revaluation of assets on depreciation is also included.

Borrowing costs

Accounting policy

Borrowing costs, other than those capitalised in relation to qualifying assets, are recognised as expenses in the period in which they are forecast to be incurred. Borrowing costs include:

- interest on outstanding borrowings;

- amortisation of discounts or premiums relating to borrowings;

- amortisation of ancillary costs incurred in connection with the arrangement of borrowings;

- indexation of principal outstanding for capital indexed securities and indexed annuities in line with movements in the Consumer Price Index (CPI);

- capital gains/losses incurred on debt retirement or debt portfolio restructuring, and

- finance lease charges.

Forecast assumption

Estimates for borrowing costs are based on the forecast level of outstanding general government sector debt. This is expected to mainly comprise approximately $5.0 billion in a fixed rate facility, $1.0 billion of indexed-linked securities from the Treasury Corporation of Victoria and a motor vehicle finance lease facility with forecast liability of $280 million. All maturities in the forecast period are assumed to be refinanced at forward interest rates. The indexed securities are adjusted in line with movements in the CPI and any movements in the principal outstanding is recognised as a finance cost.

Grants and transfer payments

Accounting policy

Payments to third parties are recognised as an expense during the financial year in which they are paid or payable. They include transactions such as grants, subsidies and other transfer payments made to local government, non-government schools, community groups, public non-financial corporations and public financial corporations.

Forecast assumption

Grants and transfer payments are forecast on the basis of known activity and adjusted by the appropriate economic parameters. Where payments are tied to third party revenue, such as Commonwealth grants for on-passing, forecasts are in line with estimated receipts.

Supplies and services (including maintenance)

Accounting policy

These generally represent the day-to-day running costs incurred in the normal operation of general government sector entities. These items are recognised as an expense in the financial year in which they are forecast to be incurred.

Forecast assumption

Supplies and services are forecast on the basis of known activity changes including the application of government policy such as savings strategies, changes in the method of service delivery and the application of the appropriate economic parameters.

An allowance is made for emerging demand that may arise over the forecast period.

G. Assets

Other financial assets

Accounting policy

The 1 July 2002 opening balance of other financial assets represents the audited value as at 30 June 2002, revised for estimated movements for 2002-03. It comprises marketable securities (less provision for diminution) and deposits that are valued at net market value, except for long-term investments. Long-term investments, such as international bonds, are investments that are expected to be held for greater than 12 months. Long-term investments are recognised using the cost method of valuation, being the cost at the date of acquisition. Any discount or premium is amortised over the life of the investments and gains or losses arising from the investments prior to maturity are recognised in the statement of financial performance.

Forecast assumption

All surplus cash resources for the period 2002-03 to 2005-06 are assumed to be held as financial assets to preserve budget decision-making flexibility.

Receivables

Receivables include debtors in relation to goods and services, taxes and fines, accrued investment income and the GST input tax credits recoverable. Receivables are recognised at the nominal amounts due, less any provision for bad and doubtful debts.

Accounting policy

The opening balance of receivables represents the audited value as at 30 June 2002, revised for estimated movements for 2002-03 and is recognised at the nominal amounts due, less any provision for bad and doubtful debts forecast to be collected.

Forecast assumption

Receivables are forecast on the basis of revenue activity levels.

Inventories

Accounting policy

The opening balance of inventories represents the audited value as at 30 June 2002, revised for estimated movements for 2002-03 and is valued at the lower of cost and net realisable value. The methods used to assign costs to inventories, other than land held for resale, are based on purchase cost on a weighted average cost and cost on a "first-in first-out' basis.

Land held for resale is valued at the lower of cost and net realisable value.

Forecast assumption

Inventories forecast to be purchased are valued at the forecast cost.

Non-current physical assets

Capitalisation

In general, all non-current physical assets with a value over $1 000 are capitalised.

Valuation

Designated plant, equipment and vehicles (both owned and leased) are required to be measured on a cost basis. Cost is either of the following:

(a) where the assets had not been revalued prior to 1 July 2001, cost is the cost of acquisition less any accumulated depreciation and accumulated recoverable amount write-downs or impairment losses; or

(b) where the assets had been revalued in the preceding reporting period, cost is deemed to be the carrying amount of the asset less any subsequent accumulated depreciation and any subsequent recoverable amount write-downs or impairment losses.

Assets which fall within the definition of plant, equipment and vehicles class include items such as furniture and fittings, office equipment, general library collections, information technology systems and computer equipment, machinery, motor vehicles, musical equipment, and sporting equipment.

Non-current physical assets other than designated plant, equipment and vehicles are required to be measured on a fair value basis. Fair value is determined on the following basis:

(a) where there is a quoted market price in an active and liquid market for an asset, the market price would represent the fair value of the asset;

(b) where there is no quoted market price for an asset, but there is available market evidence of fair value with respect to similar assets, the market evidence would represent the estimated fair value; or

(c) where the market buying and selling prices differ materially or where no market exists for the asset, the fair value is determined in reference to the asset's market buying price, the best indicator of this is usually the replacement cost of the asset's remaining future economic benefits.

New investments in assets are valued at the forecast purchase price or, where appropriate, recognised progressively over the estimated construction period.

The opening balance of non-current physical assets is the actual audited balances as at 30 June 2002 revised for estimated movements in 2002-03. The forward estimates now include the estimated impact of revaluations of non-current physical assets. These estimates have been derived based on examination and extrapolation of historical trends in asset revaluations by major asset class. These estimates have been included in the forward estimates at a total general government level.

Partnership Victoria projects

Budget funded infrastructure projects approved in-principle by the Government for possible delivery under the *Partnerships Victoria* model are initially reflected in the financial statements as non-current physical assets (with associated financing and depreciation costs).

A final decision on whether to proceed with a *Partnerships Victoria* delivery approach will be made following evaluation of bids arising from the tender process for the project and will be based on a value for money assessment. If, at the conclusion of the tender process, a decision is made to proceed with a *Partnerships Victoria* delivery approach, the financial statements will be adjusted as required, to convert the budgeted asset investment, depreciation and financing flows to an appropriate stream of service payments to the private sector.

Land and buildings

Accounting policy

The opening balance of land and buildings is recognised at fair value.

Forecast assumption

The value of land and buildings will change during the forecast period to account for acquisitions, disposals, and the impact of depreciation and revaluation.

Plant and equipment

Accounting policy

The opening balance of certain classes of plant and equipment are recognised at cost, as detailed under 'Valuation' above.

Forecast assumption

The value of plant and equipment will change during the forecast period to account for acquisitions, disposals and the impact of depreciation.

Infrastructure assets

Infrastructure assets include such items as road pavements, bridges, earthworks, and construction in-progress. Individual components of infrastructure assets are valued as follows.

Road pavements and bridges

Accounting policy

The opening balance of road pavements and bridges are recognised at fair value as determined by reference to written down replacement cost.

Forecast assumption

The value of road pavements and bridges will change during the forecast period to account for acquisitions, disposals, and the impact of depreciation and revaluation.

Earthworks

Accounting policy

The opening balance of earthworks is recognised at fair value as determined by reference to replacement cost.

Forecast assumption

The value of earthworks will change during the forecast period to account for acquisitions and disposals and the impact of revaluation.

Land under roads

Accounting policy

Land under roads and road reserves have not been recognised.

Other non-current physical assets

National parks, state forests and other Crown land

Accounting policy

National parks and state forests are generally recognised at fair value as determined by reference to the estimated current market-buying price of adjacent land, discounted to adjust for the restricted nature of current use. This valuation methodology does not take into account the intrinsic value of these assets to the community.

Other Crown land in rural areas has been recognised at values determined by applying an average valuation for broad area rural improved land (cropping and grazing) and unimproved land (bushland and water) for all parishes and townships in the State.

Forecast assumption

The value of national parks, state forests and other Crown land will change during the forecast period to account for acquisitions and disposals and the impact of revaluation.

Natural resources

The majority of natural resource assets comprise of commercial native forests.

Accounting policy

The opening value of native forests is measured at their net market value. The net market value is determined as the difference between the net present value of cash flows expected to be generated by the native forests (discounted at a risk adjusted interest rate) less the net market value of the land on which the native forests are growing.

The net market value of the land has been determined in accordance with an independent valuation.

Forecast assumption

The value of natural resources will change during the forecast period to account for acquisitions and disposals and the impact of revaluations.

Cultural assets and collections

Accounting policy

Cultural assets and collections, including heritage assets, are defined as those non-current physical assets that the State intends to preserve because of their unique historical, cultural or environmental attributes. These assets include items such as the Royal Botanical Gardens, Herbarium, State Library, Government House, Parliament House, historic houses, monuments, certain museum exhibits, art collections, archival collections and other items of cultural significance.

Cultural assets and collections are generally recognised at fair value. In particular, core heritage assets and collections that generate substantial revenues are valued at the greater of current market buying price and net present value. All other core heritage assets and collections are valued at estimated written-down replacement cost. All natural non-core heritage assets and collections are valued at estimated realisable value or net present value, whichever is the higher.

Forecast assumption

The value of heritage assets and collections will change during the forecast period to account for acquisitions, disposals, and the impact of depreciation and revaluation.

Leases

Accounting policy

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of the leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are recognised as assets and liabilities at the present value of the minimum lease payments. The lease asset is amortised over the shorter of the estimated useful life of the asset or the term of the lease. Minimum lease payments are allocated between the principal component of the lease liability and the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

Operating lease payments are recognised as an expense on a straight-line basis in the statement of financial performance.

Any lease incentive liability in relation to a non-cancellable operating lease is reduced on an imputed interest basis over the lease term at the rate implicit in the lease.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

The cost of leasehold improvements is capitalised as an asset and amortised over the remaining term of the lease or the estimated useful life of the improvements, whichever is the shorter.

Forecast assumption

Unless otherwise stated existing leases are assumed to be replaced by leases with similar terms and conditions.

H. Liabilities

Payables

Accounting policy

This item consists predominantly of creditors and other sundry liabilities.

They are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed as at 30 June to the economic entity.

Forecast assumption

For the forecast period payables are based on known movements in contractual arrangements and other outstanding payables.

Interest-bearing liabilities

Accounting policy

The interest bearing liabilities of the State represent funds raised from the following sources:

- public borrowings mainly through the Treasury Corporation of Victoria;

- the residual amount outstanding for loans raised in previous years by the Commonwealth government on behalf of the State; and

- the motor vehicle finance lease.

The opening balance of interest bearing liabilities represents the audited value as at 30 June 2002, revised for actual movements for 2002-03.

Forecast assumption

For forecasting, budget sector debt is valued at its historical cost including unamortised premiums/discounts.

Employee benefits

Accounting policy

An estimate of the provision is made in the Estimated Financial Statements for entitlements not taken at the end of each forecast reporting date in respect of wages and salaries, annual leave and long service leave. The provisions are measured at their nominal amounts except for long service leave, which is estimated at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to each reporting date.

Forecast assumption

Employee benefits are forecast on the basis of staffing profiles and current salaries and conditions. For the forecast period, employee benefits are adjusted for approved wage agreements with allowance made for future movements.

Superannuation

Accounting policy

The opening balance of the State's superannuation obligations is based on the latest actuarial assessment of the members' benefits, net of scheme assets, and represents the audited value as at 30 June 2002 revised for estimated movements in 2002-03, in respect of the contributory service of current and past government employees. The valuation is determined by discounting to present value the gross benefit payments at a current, actuarially determined, risk-adjusted discount rate appropriate to the plan.

Forecast assumption

For the forecast period the superannuation liability has been estimated by the Department of Treasury and Finance and is consistent with projections provided by the various fund actuaries (refer to Note 15).

Other liabilities

Accounting policy

All other liabilities are recognised at the estimated amounts payable.

I. Accounting for the Goods and Services Tax (GST)

Accounting policy

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable, in which case it is recognised as part of the cost of acquisition of an asset or part of an item of expense. GST receivable from and payable to the Australian Taxation Office is included in the statement of financial position.

J. Estimated Statement of cash flows

Accounting policy

For the purposes of the statement of cash flows, cash comprises cash on hand, cash at bank, bank overdrafts and deposits at call, and highly liquid investments with short periods to maturity, which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

K. Rounding

Accounting policy

All amounts in the Estimated Financial Statements have been rounded to the nearest hundred thousand dollars unless otherwise stated.

Figures in the financial statements may not add due to rounding.

Note 2: Taxation

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Payroll tax	2 710.1	2 623.7	2 703.9	2 838.4	2 992.9
Taxes on immovable property	709.8	753.2	856.8	869.6	879.9
Financial and capital transactions	2 054.3	2 504.1	2 013.9	1 914.5	1 764.0
Gambling	1 455.0	1 356.4	1 484.5	1 615.4	1 703.5
Insurance	789.8	841.1	909.0	948.7	993.4
Motor vehicles	1 050.8	1 102.8	1 121.7	1 153.5	1 190.3
Other licences and levies	32.8	32.2	33.7	35.1	40.2
Total taxation	**8 802.7**	**9 213.5**	**9 123.5**	**9 375.3**	**9 564.2**

Note 3: Investment revenue

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Dividends	406.5	547.3	274.4	326.6	444.9
Tax and rate equivalent revenue	106.4	118.4	157.0	170.9	194.9
Interest	338.1	314.9	338.9	325.6	343.1
Royalties	41.4	47.0	43.3	38.8	39.8
Rents	16.6	16.6	16.7	16.9	16.8
Other	152.7	120.3	116.4	118.2	118.5
Total investment revenue	**1 061.6**	**1 164.4**	**946.6**	**996.9**	**1 158.3**

Note 4: Grants revenue

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Current grants					
General purpose grants	6 772.4	6 781.3	6 929.7	7 136.0	7 599.8
Specific purpose grants for onpassing	1 179.4	1 179.4	1 216.0	1 253.8	1 262.3
Other specific purpose grants	3 146.1	3 168.9	3 232.7	3 375.0	3 532.5
Total current grants	11 097.9	11 129.7	11 378.4	11 764.7	12 394.7
Capital grants					
Specific purpose grants for onpassing	116.9	116.9	120.6	124.4	127.5
Other specific purpose grants	538.7	547.5	466.0	575.3	505.0
Total capital grants	655.6	664.3	586.5	699.6	632.5
Total grants	11 753.5	11 794.0	11 965.0	12 464.3	13 027.1

Note 5: Depreciation

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Plant, equipment and infrastructure	451.2	447.2	466.2	485.9	486.1
Buildings(a)	274.8	274.5	302.5	344.2	389.2
Roads	223.9	235.3	237.9	240.5	243.3
Other assets	2.3	2.3	1.9	1.9	2.0
Total depreciation	952.2	959.2	1 008.5	1 072.5	1 120.6

Note:

(a)   Includes estimated depreciation on amounts not yet allocated to projects in 2003-04 to 2005-06.

Note 6: Amortisation

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
	($ million)				
Plant and equipment	56.6	56.6	53.6	53.5	53.6
Buildings	5.5	5.5	5.5	5.5	5.5
Intangible assets	8.6	8.6	8.7	6.3	6.3
Total amortisation	**70.6**	**70.6**	**67.7**	**65.3**	**65.4**

Note 7: Borrowing costs

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
	($ million)				
Interest on long-term interest bearing liabilities	432.0	427.6	426.3	418.9	412.2
Interest on short-term interest bearing liabilities	13.0	13.0	13.6	14.5	15.7
Finance charges on finance leases	12.5	12.5	11.8	10.8	9.4
Other borrowing costs	37.7	40.3	34.2	33.5	31.7
Total borrowing costs	**495.2**	**493.4**	**485.9**	**477.6**	**469.0**

Note 8: Grants and transfer payments

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
	($ million)				
Commonwealth	5.0	5.0	5.1	5.3	5.5
Local government	547.9	548.2	428.9	432.5	438.1
Private sector	2 550.0	2 721.4	2 671.2	2 728.6	2 753.1
Grants within Victorian Government [(a)]	1 014.9	1 041.6	946.0	937.2	930.0
Other	1.0	1.0	1.5	1.5	1.5
Total grants and transfer payments	**4 118.9**	**4 317.2**	**4 052.6**	**4 105.2**	**4 128.2**

Note:

(a)   'Other', previously disclosed as a separate item, has now been incorporated into 'Grants within Victorian Government'.

Note 9: Total expenses from ordinary activities by department

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Expenses from ordinary activities [a]					
Education and Training	7 140.0	7 238.9	7 336.8	7 356.2	7 329.5
Human Services	8 905.5	9 004.7	9 036.7	9 121.9	9 163.0
Infrastructure	3 030.9	2 988.3	2 936.9	2 966.4	2 996.7
Justice	2 192.9	2 216.2	2 193.3	2 284.6	2 342.0
Natural Resources and Environment	1 142.4	1 244.7	1 106.1	1 010.5	995.7
Premier and Cabinet	508.8	528.3	500.4	539.0	546.4
Innovation, Industry and Regional Development	431.9	483.7	298.7	244.1	246.1
Tourism, Sport and the Commonwealth Games	105.1	137.5	140.5	138.2	97.2
Treasury and Finance	2 018.4	2 706.5	2 077.5	2 151.2	2 199.0
Parliament	102.6	102.7	100.7	98.9	99.2
Contingencies not allocated to departments [b]	427.0	77.4	1 025.0	1 555.9	2 148.4
Regulatory bodies and other part budget funded agencies [c]	835.1	914.4	902.5	934.8	973.8
Total	**26 840.7**	**27 643.3**	**27 655.0**	**28 401.8**	**29 137.2**
Less eliminations [d]	(2 080.7)	(2 203.1)	(2 133.9)	(2 168.3)	(2 180.4)
Total expenses from ordinary activities	**24 760.0**	**25 440.1**	**25 521.1**	**26 233.5**	**26 956.8**

Notes:

(a) This note has been prepared on a departmental allocation basis consistent with 2002-03 Budget Papers and has not been revised to account for the recently announced changes to the machinery of government.

(b) Departmental expenses will be supplemented for certain costs that are provided for in contingencies.

(c) Other general government sector agencies, which receive less than 50 per cent of their revenue from appropriations.

(d) Comprised of payroll tax, capital assets charge and inter-departmental transfers.

Note 10: Property, plant and equipment

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
		($ million)		
Land, national parks and other land only holdings	**7 961.2**	**8 252.6**	**8 563.7**	**8 881.1**
Buildings[(a)]	11 598.0	12 838.0	14 147.8	15 341.5
Less: Accumulated depreciation	(813.4)	(1 121.8)	(1 477.2)	(1 877.1)
Buildings (written down value)	**10 784.6**	**11 716.2**	**12 670.6**	**13 464.4**
Infrastructure systems	5 204.4	5 310.9	5 384.3	5 881.9
Less: Accumulated depreciation	(1 270.7)	(1 285.7)	(1 306.5)	(1 327.3)
Infrastructure systems (written down value)	**3 933.7**	**4 025.3**	**4 077.8**	**4 554.6**
Plant, equipment and vehicles	3 900.0	4 266.4	4 586.7	4 927.2
Less: Accumulated depreciation	(2 250.4)	(2 681.2)	(3 117.8)	(3 552.1)
Plant, equipment and vehicles (written down value)	**1 649.6**	**1 585.3**	**1 468.8**	**1 375.1**
Leased plant, equipment and vehicles	306.7	333.7	360.7	387.6
Less: Accumulated amortisation	(106.6)	(160.2)	(213.8)	(267.4)
Leased plant, equipment and vehicles (written down value)	**200.1**	**173.4**	**146.9**	**120.2**
Total property, plant and equipment	**24 529.1**	**25 752.8**	**26 927.8**	**28 395.5**

Note:

(a) Includes amounts not yet allocated to projects in 2003-04 to 2005-06.

Note 11: Roads and earthworks

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
		($ million)		
Roads and earthworks	17 028.3	17 839.9	18 612.1	19 377.1
Less: Accumulated depreciation	(3 796.1)	(4 034.0)	(4 274.5)	(4 517.8)
Total roads and earthworks	**13 232.2**	**13 805.9**	**14 337.6**	**14 859.3**

Note 12: Reconciliation of movements in fixed assets(a)

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
		($ million)		
Carrying amount at start of the year	36 169.8	37 761.3	39 558.7	41 265.4
Additions	1 969.7	2 169.0	2 080.2	1 952.4
Disposals at written down value	(89.3)	(68.0)	(37.7)	398.9
Revaluation increments	731.5	762.3	794.2	827.4
Assets transferred	(1.3)	(0.4)	(0.5)	(11.5)
Depreciation/amortisation expense	(1 019.0)	(1 065.6)	(1 129.6)	(1 177.7)
Carrying amount at end of the year	**37 761.3**	**39 558.7**	**41 265.4**	**43 254.8**

Note:

(a) Fixed assets comprise land and buildings, infrastructure systems, plant, equipment, vehicles, roads and earthworks. Excludes movements in other non-current assets in Note 13 below.

Note 13: Other assets

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
		($ million)		
Current				
Other assets	—	—	—	—
Total current	—	—	—	—
Non-current				
Natural resource reserves at valuation	283.4	286.5	289.6	292.7
Other assets-including works of art, museum collections, rare book collections and intangibles	2 867.7	2 894.3	2 906.9	2 917.0
Less: Accumulated depreciation/amortisation	(85.8)	(98.0)	(107.8)	(117.8)
Total non-current	**3 065.3**	**3 082.8**	**3 088.7**	**3 092.0**

Note 14: Employee benefits

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
		($ million)		
Current				
Accrued salaries and wages[a]	662.4	685.1	701.3	717.3
Long service leave	211.0	235.0	249.6	264.2
Total current employee benefits	**873.5**	**920.1**	**950.9**	**981.5**
Non-current				
Long service leave	1 864.5	2 033.1	2 213.1	2 397.5
Other employee benefits	8.1	8.0	8.0	8.0
Total non-current employee benefits	**1 872.5**	**2 041.1**	**2 221.1**	**2 405.5**
Total employee benefits	**2 746.0**	**2 961.2**	**3 171.9**	**3 387.0**

Note:

(a)   *Includes associated liabilities from previous employee benefits relating to payroll tax and other similar on-costs.*

Note 15: Superannuation

The liability for employee superannuation benefits is the responsibility of the State's public sector superannuation funds. These funds are not consolidated in the Estimated Financial Statements as they are not controlled by the State. However, the major proportion of unfunded superannuation liabilities are the responsibility of the State and are recognised accordingly.

Changes have been made to some of the assumptions used in the calculation of the liability since the release of the 2002-03 Budget based on actuarial advice and investment returns achieved for the period 1 July 2002 through to 30 September 2002. These changes include a downwards revision in assumed earnings for the State Superannuation Fund in 2002-03 to 1 per cent compared to original forecast of 7 per cent and a revision upwards in 2002-03 CPI from 2.25 per cent to 2.75 per cent.

For years beyond 2002-03, the weighted average discount rate used by the Actuary remains at 7 per cent per annum and the weighted average rate of salary increases assumed is 4 per cent per annum (excluding promotions). A long-term rate of 3 per cent per annum is assumed for inflation growth.

The General Government's share of the unfunded superannuation liability based on Department of Treasury and Finance estimates is as follows:

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
	($ million)			
State Superannuation Fund	13 552.7	13 842.4	14 371.5	14 571.6
Other	443.7	478.6	516.2	556.8
Total unfunded superannuation liability	**13 996.4**	**14 321.0**	**14 887.7**	**15 128.4**
Current liability	1 518.9	1 242.7	1 016.4	1 395.2
Non-current liability	12 477.5	13 078.3	13 871.3	13 733.2
Total liability	**13 996.4**	**14 321.0**	**14 887.7**	**15 128.4**

Note 16: Reconciliation of changes in equity

	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
	($ million)			
Total equity at beginning of year	21 844.7	22 877.7	23 535.8	24 718.1
Movements in revaluation reserves	737.8	768.6	800.6	833.8
Contributions by the State to other sectors in its capacity as owner	(298.7)	(427.1)	(133.7)	(4.8)
Net result for year	593.9	316.6	515.4	684.1
Total movements in equity	**1 033.0**	**658.1**	**1 182.3**	**1 513.1**
Total equity at end of year	**22 877.7**	**23 535.8**	**24 718.1**	**26 231.1**

Note 17: Cash flow information

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Reconciliation of cash					
Cash	264.5	290.5	290.1	282.5	275.8
Deposits at call	1 434.8	1 434.8	1 456.2	1 477.6	1 499.4
Bank overdraft	(4.2)	(4.2)	(4.2)	(4.2)	(4.2)
Cash held as at 30 June	**1 695.1**	**1 721.1**	**1 742.1**	**1 756.0**	**1 771.0**
Reconciliation of the net result to net cash flows from operating activities					
Net result	**521.8**	**593.9**	**316.6**	**515.4**	**684.1**
Non-cash movements					
Depreciation	952.2	959.2	1 008.5	1 072.5	1 120.6
Amortisation	70.6	70.6	67.7	65.3	65.4
Revaluation of investments	0.1	0.1	0.1	0.1	0.1
Assets received/given free of charge	—	—	—	(7.5)	11.0
Revaluation of assets	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)
Write down of liabilities	(1.5)	(1.5)	(1.6)	(1.6)	(1.7)
Discount/Premium on borrowings	14.9	19.0	13.3	12.4	10.6
Movements included in investing and financing activities					
Net revenues from sale of property, plant & equipment	(19.6)	(19.6)	(9.0)	(9.2)	(9.3)
Movements in assets and liabilities					
Increase/(decrease) in provision for doubtful debts	(0.2)	(0.2)	0.1	0.0	0.0
Increase/(decrease) in payables	10.6	(25.1)	(1.1)	(4.4)	3.6
Increase/(decrease) in employee benefits	197.3	200.0	215.3	210.6	215.1
Increase/(decrease) in superannuation	(44.8)	613.6	324.6	566.7	240.7
Increase/(decrease) in insurance claims liability	(7.4)	(7.4)	(4.0)	(4.0)	(4.0)
Increase/(decrease) in other liabilities	(24.8)	(24.8)	(23.3)	(8.1)	(9.0)
(Increase)/decrease in receivables	(69.4)	(63.1)	(129.6)	(99.6)	(105.8)
(Increase)/decrease in other current assets	(0.2)	(0.2)	(0.0)	(0.1)	0.0
Net cash flows from operating activities	**1 596.5**	**2 311.5**	**1 774.4**	**2 305.5**	**2 218.4**

Note 18: General government sector entities

The following is a list of entities, which have been consolidated for the purposes of the Estimated Financial Statements. For further details on consolidation policy see Note 1 C, Basis of Consolidation.

Public non-financial and public financial corporations do not form part of the general government sector and are therefore not included in this list of controlled entities. For a complete listing of all government entities, please refer to the *2001-02 Financial Report for the State of Victoria.*

General government (budget) sector entities[a]
Department of Education and Training
Adult, Community and Further Education Board
Adult Multicultural Education Services
Bendigo Regional Institute of TAFE
Box Hill Institute of TAFE
Central Gippsland Institute of TAFE
Centre for Adult Education
Chisholm Institute of TAFE
Driver Education Centre of Australia Ltd
East Gippsland Institute of TAFE
Gordon Institute of TAFE
Goulburn Ovens Institute of TAFE
Holmesglen Institute of TAFE
Institute of Land and Food Resources (TAFE Division)
International Fibre Centre Limited
Kangan Batman Institute of TAFE
Northern Melbourne Institute of TAFE
Royal Melbourne Institute of Technology (TAFE Division)
South West Institute of TAFE
Sunraysia Institute of TAFE
Swinburne University of Technology (TAFE Division)
University of Ballarat (TAFE Division)
Victoria University of Technology (TAFE Division)
Victorian Curriculum and Assessment Authority
Victorian Learning and Employment Skills Commission
Victorian Qualifications Authority
William Angliss Institute of TAFE
Wodonga Institute of TAFE

Department of Human Services
Alexandra and District Ambulance Service
Alexandra District Hospital
Alpine Health
Ambulance Service Victoria Metropolitan Region
Austin and Repatriation Medical Centre
Bairnsdale Regional Health Service
Ballarat Health Services
Barwon Health
Bayside Health
Beaufort and Skipton Health Service
Beechworth Hospital
Benalla and District Memorial Hospital
Bendigo Health Care Group
Boort District Hospital
Casterton Memorial Hospital
Central Gippsland Health Service
Chinese Medicine Registration Board of Victoria
Chiropractors Registration Board of Victoria
Cobram District Hospital
Cohuna District Hospital
Colac Community Health Services
Coleraine District Health Services
Dental Health Services Victoria

Dental Practice Board of Victoria
Djerriwarrh Health Services
Dunmunkle Health Services
East Grampians Health Service
East Wimmera Health Service
Eastern Health
Echuca Regional Health
Edenhope and District Memorial Hospital
Gippsland Southern Health Service
Goulburn Valley Health
Hepburn Health Service
Hesse Rural Health Service
Heywood Rural Health
Infertility Treatment Authority
Inglewood and District Health Service
Kerang and District Hospital
Kilmore and District Hospital
Kooweerup Regional Health Service
Kyabram and District Health Service
Kyneton District Health Service
Latrobe Regional Hospital
Lorne Community Hospital
Maldon Hospital
Mallee Track Health and Community Services
Manangatang and District Hospital
Mansfield District Hospital
Maryborough District Health Service
McIvor Health and Community Services
Medical Practitioners Board of Victoria
Melbourne Health
Mental Health Review Board
Moyne Health Services
Mt Alexander Hospital
Nathalia District Hospital
Northern Health
Numurkah District Health Service
Nurses Board of Victoria
Omeo District Hospital
Optometrists Registration Board of Victoria
Orbost Regional Health
Osteopaths Registration Board of Victoria
Otway Health and Community Services
Peninsula Health
Peter MacCallum Cancer Institute
Pharmacy Board of Victoria
Physiotherapists Registration Board of Victoria
Podiatrists Registration Board of Victoria
Portland and District Hospital
Prince Henry's Institute of Medical Research
Psychologists Registration Board of Victoria
Psychosurgery Review Board
Queen Elizabeth Centre
Robinvale District Health Service
Rochester and Elmore District Health Service
Royal Victorian Eye and Ear Hospital
Rural Ambulance Victoria
Rural Northwest Health
Seymour District Memorial Hospital
South Gippsland Hospital
South West Healthcare
Southern Health
Stawell Regional Health
Swan Hill District Hospital

Tallangatta Health Service
Terang and Mortlake Health Service
Timboon and District Health Care Service
Tweddle Child and Family Health Service
Upper Murray Health and Community Services
Victorian Health Promotion Foundation
Victorian Institute of Forensic Mental Health
Wangaratta District Base Hospital
West Gippsland Health Care Group
West Wimmera Health Service
Western District Health Service
Western Health
Wimmera Health Care Group
Wodonga Regional Health Service
Women's and Children's Health
Wonthaggi and District Hospital
Yarram and District Health Service
Yarrawonga District Health Service
Yea and District Memorial Hospital

Department of Infrastructure

Architects Registration Board of Victoria
Building Commission
Docklands Authority
Heritage Council
Marine Board of Victoria
Plumbing Industry Commission
Roads Corporation
Spencer Street Station Authority

Department of Justice

Country Fire Authority
Domestic Building (HIH) Indemnity Fund
Equal Opportunity Commission
Legal Practice Board
Metropolitan Fire and Emergency Services Board
Office of Public Prosecutions
Office of the Legal Ombudsman
Office of the Public Advocate
Victoria Legal Aid
Victoria Police (Office of the Chief Commissioner of Police)
Victorian Electoral Commission
Victorian Institute of Forensic Medicine
Victorian Law Reform Commission

Department of Natural Resources and Environment

Corangamite Catchment Management Authority
East Gippsland Catchment Management Authority
EcoRecycle Victoria
Environment Protection Authority
Glenelg-Hopkins Catchment Management Authority
Goulburn-Broken Catchment Management Authority
Mallee Catchment Management Authority
Melbourne Parks and Waterways (shell)
North Central Catchment Management Authority
North East Catchment Management Authority
Office of Gas Safety
Office of the Chief Electrical Inspector
Parks Victoria
Royal Botanic Gardens Board
Shrine of Remembrance Trustees
Surveyors Board
Trust for Nature (Victoria)
Veterinary Practitioners Registration Board of Victoria

Department of Premier and Cabinet

Australian Centre for Moving Image
Film Victoria
Library Board of Victoria
Museums Board of Victoria
National Gallery of Victoria, Council of Trustees
Office of Public Employment
Office of the Ombudsman
Victorian Relief Committee

Department of Innovation, Industry and Regional Development

Liquor Licensing Panel

Department of Tourism, Sport and the Commonwealth Games

Tourism Victoria
Victorian Institute of Sport Ltd
Victorian Institute of Sport Trust

Department of Treasury and Finance

Gambling Research Panel
Essential Services Commission
Victorian Casino and Gaming Authority

Parliament of Victoria

Victorian Auditor-General's Office

───────────────

Note:

(a)   *The list of entities, which have been consolidated for the purposes of the Estimated Financial Statements, has not been revised to account for the recently announced changes to the machinery of government.*

CHAPTER 5: STATEMENT OF RISKS

- The major risk to the Victorian economy in the near term is the possibility of a continued soft export performance due to the impact of worsening drought and prolonged weakness in the global economy.

- The general government operating surplus is sensitive to a range of economic and financial developments. These factors include economic activity (GSP and employment), inflation, wages growth and equity, property and bond markets.

- A number of fiscal risks and contingent liabilities have been identified.

This chapter lists, and where possible quantifies, risks which could have a material positive or negative impact on the budget projections provided in this publication. Three classes of risks are examined—economic risks, fiscal risks and contingent liabilities.

Many of these risks will not materialise and other upside and downside risks may emerge over time. However, the identification of risks allows for appropriate risk management, which is an important part of modern public sector financial management. It also allows interested analysts, including ratings agencies, to assess the sensitivity of budget projections to both upside and downside surprises.

ECONOMIC RISKS

The main risks to the Victorian economic projections stem from overseas and national developments from which Victoria would not be immune. There is also the possibility that Victorian population growth may vary due to unexpected changes in net interstate migration patterns, which could have some impact on medium-term economic growth.

Since budget time, concerns have emerged about the pace of the global recovery, leading to a more moderate international outlook. Expectations for global growth in 2003 are still higher than 2002 estimates. However, forecasts have been progressively lowered since mid year, particularly for the United States and Europe. If the global recovery does not progress as expected, there is a risk that Victorian (and national) export growth could be weaker than forecast, producing a somewhat slower GSP growth rate for 2002-03.

The Australian Bureau of Agricultural and Resource Economics recently lowered its estimates of Victorian winter crop production for 2002-03, the fourth revision since June. The worsening of the drought was a key reason for lowering the 2002-03 GSP growth forecast for Victoria. Any further deterioration in rural conditions, or a continuation of the drought into next season, could hamper export growth and exacerbate downward pressure on farm incomes with indirect effects on the rest of the economy.

Victoria has been gaining population from interstate in recent years. The budget projections assume some easing in the gains from interstate migration, from over 6 200 persons per annum at present to around 2 000 per annum. If recent rates of annual interstate migration are sustained, population and economic growth could be slightly higher than forecast. However, the gain from net interstate migration in the June quarter 2002 (231 persons) was the lowest for almost four years. High levels of Victorian (and New South Wales) housing prices may encourage population movement to locations with relatively cheaper accommodation. If Victoria's population growth rate begins to moderate, the economic projections could be affected.

The main risks to the economy associated with any future US and allied military action against Iraq are from the impact of higher oil prices on domestic economic growth, heightened financial market uncertainty, reduced business and investor confidence, and deteriorating trade relations with their impact on the exports of goods and services to trade-dependant countries. However, increased Commonwealth spending associated with military action may provide some offset.

On the positive side, the construction industry has been a key driver of economic growth over the past year, with strength in both residential and non-residential activity. There is a risk that construction activity could be stronger than expected in the near term, with relevant forward indicators yet to show much evidence of the anticipated slowdown in this sector.

SENSITIVITY OF THE BUDGET TO ECONOMIC CONDITIONS

The importance of these economic risks can be gauged by estimating the sensitivity of the general government operating surplus to changes in key economic and financial indicators. This section updates the sensitivity estimates from the 2002-03 Budget.

Table 5.1 shows the impact on revenue, expenses and the operating surplus over a four-year period (beginning in 2002-03) of an increase in selected economic and financial indicators and, in so doing, indicates the risk associated with the forecasts or projections of each variable. The major variables that affect Victoria's operating surplus are economic growth, employment, prices, wages, interest rates and volatility within asset markets.

To assess sensitivity to change, the level of the economic indicator, in each case, is permanently increased by 1 percentage point in the first year above the forecast growth rate (detailed in Chapter 3, *Economic Conditions and Outlook*) and is then reverted back to the forecast growth rate. It is assumed during the analysis of each indicator that all others follow their forecast growth rates. It should also be noted that an equivalent one percentage point decrease in each indicator would have an opposite impact to that shown in the table.

The results suggest that:

- the general government operating surplus is sensitive over the forward estimates period to changes in the levels of GSP, inflation, employment and wages;

- movements in equity prices also impact significantly on the operating result but primarily in the year in which the movement occurs; and

- changes in interest rates and in property prices tend to have a smaller on going effect on the operating position than changes of a similar size in the levels of economic activity, inflation or wages.

In interpreting the results in Table 5.1, it is worth noting that some of the economic indicators are more volatile than others, such as share and property markets, and so pose more of a risk to the outlook.

Substantive changes to the sensitivity estimates detailed in the 2002-03 Budget relate to the sensitivity of wages, share prices, and interest rates, which are covered in more detail below.

Table 5.1: Impact on the general government operating surplus of a one percentage point increase in selected economic indicators in 2002-03[a]

	2002-03	2003-04	2004-05	2005-06
	($ million)			
Gross state product				
Taxes, regulatory fees and fines	25	27	28	28
Other revenue	18	22	24	26
Superannuation expense	—	—	—	—
Other expenses	—	1	2	1
Operating surplus	**43**	**48**	**51**	**53**
Employment				
Taxes, regulatory fees and fines	26	27	28	30
Other revenue	1	2	4	6
Superannuation expense	—	—	—	—
Other expenses	—	—	—	—
Operating surplus	**26**	**29**	**32**	**35**
Consumer prices				
Taxes, regulatory fees and fines	25	27	29	28
Other revenue	123	129	139	149
Superannuation expense	110	—	—	—
Other expenses	55	54	55	57
Operating surplus	**-17**	**102**	**112**	**121**
Average weekly earnings[b]				
Taxes, regulatory fees and fines	25	26	27	29
Other revenue	-16	-21	-13	-18
Superannuation expense	111	9	9	9
Other expenses	89	92	95	98
Operating surplus	**-191**	**-96**	**-89**	**-96**
Domestic share prices				
Taxes, regulatory fees and fines	—	—	—	—
Other revenue	5	5	1	1
Superannuation expense	-35	-2	-2	-2
Other expenses	—	—	—	—
Operating surplus	**40**	**8**	**3**	**3**
Overseas share prices				
Taxes, regulatory fees and fines	—	—	—	—
Other revenue	4	4	1	1
Superannuation expense	-23	-2	-2	-2
Other expenses	—	—	—	—
Operating surplus	**27**	**5**	**2**	**2**

	2002-03		2003-04		2004-05		2005-06	
				($ million)				
Property prices (volumes)[c]								
Taxes, regulatory fees and fines	30	(22)	23	(17)	38	(16)	39	(17)
Other revenue	2	(1)	3	(2)	4	(3)	7	(4)
Superannuation expense	-10	(—)	-1	(—)	-1	(—)	-1	(—)
Other expenses	—	(—)	—	(—)	—	(—)	—	(—)
Operating surplus	**42**	**(23)**	**27**	**(19)**	**43**	**(19)**	**47**	**(21)**
Interest rates[d]								
Taxes, regulatory fees and fines	—		—		—		—	
Other revenue	89		93		44		46	
Superannuation expense	69		5		5		5	
Other expenses	3		7		12		17	
Operating surplus	**18**		**81**		**27**		**25**	

Source: Department of Treasury and Finance

Notes:

(a) *A positive number for taxes, regulatory fees and fines, and other revenue denotes an increase in revenue. A positive number for superannuation expense and other expenses denotes an increase in expenses (and hence a reduction in the operating surplus). A positive number for the operating surplus denotes an improvement in the operating surplus. Discrepancies between totals and sums of components are due to rounding.*
(b) *Assumes wages of Victorian Government employees also increase by one percentage point above what was expected.*
(c) *Numbers in brackets represent the impact of one percentage point change in property volumes holding property prices constant.*
(d) *Assumes a one percentage point increase in interest rates over the entire period.*

Sensitivity of wages

A one per cent rise in the level of wages is estimated to reduce the operating surplus by $191 million in 2002-03 (compared to an estimated $135 million reduction in the 2002-03 Budget). This reflects a revised assessment of the sensitivity of the unfunded superannuation liability and related expenses to movements in the wage level.

The impact of wages on other components of the operating surplus is virtually unchanged since the 2002-03 Budget.

Sensitivity to domestic and overseas share prices

A one per cent rise in domestic share prices is estimated to improve the operating surplus by $40 million in 2002-03, with the benefit falling to $3 million by the fourth year. The primary benefit reflects a reduction in superannuation expense of $35 million in 2002-03 falling to $2 million in the forward years.

A one per cent rise in overseas share prices is estimated to improve the operating surplus by $27 million in 2002-03, with the benefit falling to $2 million by the fourth year. This impact is also primarily due to a reduction in superannuation expense.

In the 2002-03 Budget, no distinction between domestic and overseas shares was made in applying the one per cent shock. To enable comparison to the previously published budget sensitivities, combining the separate domestic and overseas sensitivities shown above indicates a one per cent rise in share prices (domestic and overseas) is estimated to improve the operating surplus by $67 million in 2002-03 (compared with an estimated $49 million at budget time).

The increased sensitivity of the operating surplus to changes in share prices is mainly a result of the inclusion of around $2.9 billion in assets from the Emergency Services Superannuation Scheme (ESSS) in the analysis. Under Australian Accounting Standards, when the fund is in surplus, changes in the value of the assets (or liabilities) have no impact on superannuation expense. Due to the adverse performance of world equity markets, ESSS has moved from a net surplus to a deficit position and therefore changes in asset returns will have an associated impact on general government superannuation expense until the fund returns to a net surplus position.

Sensitivity to interest rates

A one per cent rise in interest rates is estimated to increase the operating surplus by $18 million in 2002-03 (compared with an estimated $45 million at budget time). The change since budget is primarily due to the sensitivity of superannuation expense rising by $27 million to $69 million, reflecting the inclusion of ESSS assets.

FISCAL RISKS

Expenditure risks

There are a number of general risks, such as unforeseen changes in the size and structure of the Victorian population, which can impact on the expenditure and revenue outlook. These risks can be classified into those that affect all government departments and those that are department specific.

Examples of a government-wide factor that would have potential to increase general expenditures above those allowed for in the forward estimates are unplanned increases in award wage costs.

The main risks to specific departmental expenditures relate to growth in demand for key services, the modernisation of assets and government responses to unforeseen events. Examples of these types of impacts could include pressures related to the maintenance of assets such as government schools and TAFE institutes and funding required in relation to natural disaster relief.

The 2002-03 Budget and forward estimates include a contingency provision to allow for the likelihood that some of these department-specific and government-wide expenditure risks will be realised during the budget year or over the course of the outlook period. The contingency provision includes a general allowance for:

- the impact of planned award wage increases, consistent with government policy, on departmental operating costs;

- growth in Victoria's population, and from it, derived demand for government services; and

- other expenditure risks which are unforseen or not able to be quantified at the time of construction of the budget estimates.

The inclusion of an operating contingency provision in the budget estimates mitigates the potential impact of expenditure risks on the overall budget position. Realised expenditure risks will only impact on total expenditure and the annual budget position to the extent that they cannot be accommodated within the contingency provision built into the budget estimates.

In addition to the operating contingency, the budget estimates include an unallocated capital provision to provide capacity for future asset investment funding requirements. With a capital program the size of that funded by the Government there are always likely to be variations in actual costs for individual asset investment projects against budget. However, the forward estimates assume that capital cost pressures are managed within the existing forward estimates with no budget impact. Management of capital cost pressures may occur in one of three ways:

- the reallocation of resourcing within Departments' global capital budgets (reflecting the likelihood that cost over-runs will be managed/offset by cost under-runs on other projects);

- re-scoping a project to fit within funding parameters (subject to government approval); and

- the unallocated capital funding set aside in the forward estimates (subject to government approval).

Significant events that could represent a call on the operating contingency or unallocated capital funding and/or impact on the total budget expenditure forecasts are detailed below.

Commonwealth Games

In April 1999 Melbourne was named host city for the 2006 Commonwealth Games. In accepting the Games, the State entered into the Endorsement and Host City contracts. Under these contracts the State is committed to underwrite the Games. At the time of the bid, total state funding was estimated at around $300 million in operating costs and $97 million in capital investment. This includes licence fees not explicitly costed in the Bid document, but payable under the Endorsement and Host City contracts.

The level of funding provided by the State Government is dependent on the scale of the event, the degree of support from the Commonwealth and local governments, and the revenue generated from sponsorship, TV rights, ticket sales, and other sources. A minimum scale Commonwealth Games would require state government support somewhere in the order of the Bid document estimate, indexed for inflation. On the other hand, an Olympic Games scale could require state government support somewhere in the order of $1.0 billion. While final costings for the Manchester Games have not been finalised, it has been estimated that the operational side of these Games cost around $500-$600 million, with additional expenditure on capital infrastructure.

Expenditure incurred to date, together with amounts currently included in the forward estimates to be incurred over the outlook period, totals around $190 million of operating expenses (predominately M2006 operating and licence fees and Athletes' Village operating expenses) and $86 million of capital investment (Melbourne Sporting and Aquatic Centre and the social housing component of the Athletes' Village). The Government is undertaking a full budget review of the requirements for the Games in light of the Manchester 2002 Commonwealth Games experience, including consideration of likely funding contributions from the Commonwealth and local governments. This review is expected to be completed in early 2003 with the full Commonwealth Games budget then included in the forward estimates.

If the Government decides on a scale for the Melbourne Games in accordance with the Bid document (updated for inflation, and costs already committed but not included in that document) the forward estimates for operating expenses would need to be increased by around $275 million. A Manchester scale would require $300-500 million to be added to operating expenses, while a scale in the order of the Sydney Olympic Games would require an even greater contribution by the State. Most of these added costs will be incurred in 2004-05 and 2005-06, with the latter being the peak expenditure year. Given that Melbourne has well established infrastructure capable of handling major events, any further capital investment is expected to be modest and could be funded from the existing unallocated capital provision.

Public transport franchise arrangements

In February 2002, the Government and the rail franchisees reached an interim agreement that brought an increased level of certainty and stability to Victoria's rail businesses.

To address the ongoing issues, the Government established a task force to undertake a comprehensive review of the provision of passenger train and tram services in Victoria and to advise the Government what changes, if any, should be made to the current arrangements.

In December 2002, two of the three franchise operators signed Interim Operator Agreements (IOA), which has guaranteed services over the next 12 months while the franchises are restructured. As part of the IOA, these two franchisees will receive $47 million to ensure the continued operation of public transport without disruption.

Following advice from National Express that it would no longer provide financial support to its three Victorian franchisees—V/Line Passenger, M>Tram and M>Train—the Government has appointed receivers and managers to these businesses. The franchise contracts give the Government the right to appoint a receiver to protect its interests and ensure continuation of services. The franchises operated by the receiver will require financial support as determined by the receiver and the Government.

This management arrangement will continue for as long as necessary with all public transport services continuing to be delivered while long-term arrangements are finalised and implemented. The Government will prepare a public sector comparator to ensure value for any future contractual arrangements.

Insurance exposures

Over the past year, governments in Australia have been under sustained pressure to compensate for the absence of private sector insurance in areas as diverse as medical indemnity, professional indemnity cover for medical research, and public liability for religious institutions, adventure tourism, historic railways and public transport operations. To date, last resort insurance arrangements in Victoria have been entered into under strict conditions with known, limited potential exposure.

In response to certain instances of sharp rises in insurance premiums, the Government has also taken on risk that was previously held by the private sector. An example is the absorption of the medical indemnity exposures of bush nursing hospitals into the insurance programs of the Department of Human Services.

Events such as the collapse of medical indemnity provider United Medical Protection and revised accounting standards designed to enhance the recording of longtail insurance scheme liabilities may impact on the State. Although it is not possible to assess these impacts, pressures on private medical indemnity premiums may result in the State assuming larger numbers of high risk procedures and therefore increasing medical indemnity liabilities. In addition, the revaluation of the State's medical indemnity liabilities could increase the State's overall liabilities and medical indemnity expenses.

Revenue Risks

Muir Electrical Co v Commissioner of State Revenue [2002] VSC 224

Payroll tax is the most significant tax levied by the Victorian Government, worth approximately $2.7 billion in 2002-03. The *Pay-roll Tax Act 1971* (the Act) includes provisions to prevent the avoidance or minimisation of payroll tax liability by the splitting up of businesses. In calculating the total taxable wages subject to payroll tax, businesses may be 'grouped' where they share common employees and/or the same person(s) have a controlling interest. These provisions have been in place since 1987 and in recent times have come under the scrutiny of the Supreme Court of Victoria.

Muir Electrical Co (MEC) and 18 retailers were 'grouped' for the purposes of calculating the total level of taxable wages. In a challenge to this decision, the Supreme Court found that during the assessable period, the retailers could not be grouped under one of the tests outlined in the grouping provisions for the purpose of calculating total taxable wages. The Court reserved for subsequent consideration the grouping of MEC and six retailers on the grounds that MEC had a controlling interest in these retailers. Further litigation is required to resolve this question and it is difficult to estimate the level of risk this case represents to current revenue.

Taxes are levied on a range of transactions, including transactions involving insurance products, under the *Duties Act 2000* (previously the *Stamps Act 1958*). The *Duties Act 2000* imposes duty on the premium paid for general insurance policies at the rate of 10 per cent. Following the introduction of the GST on 1 July 2000, stamp duty has been payable on total insurance premiums inclusive of the GST. This is consistent with the pre-GST situation where the duty was payable on the total value of transactions, including Commonwealth indirect taxes.

In August 2002, following litigation brought by Royal & Sun Alliance Insurance Australia Limited (RSA) against the Commissioner of State Revenue, the Supreme Court held that the GST component of the amount payable by the insured was not part of the insurer's gross premiums and therefore was not dutiable where this was separately identified in insurance policies. Any liability to make refunds would in the first instance be limited to the claim by RSA but depending on the wording of other company insurance contracts and premium renewal notices, there could be flow-on effects to other insurance companies. There also may be potential flow-ons to land transfer duty payable by businesses, motor vehicle duty and lease duty depending on the way in which contracts are structured.

The Commissioner has been granted an expedited hearing of his appeal against the Supreme Court's decision. This is set down for hearing in the Court of Appeal in late February 2003. In order to cover off possible risks to revenue should the outcome of the case be unfavourable to the State, the Government announced on 3 September 2002 that it would immediately draft legislation to confirm and clarify existing arrangements to ensure that the entire premium remains subject to duty.

Contingent liabilities

Contingent liabilities represent possible liabilities that arise from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. A contingent liability can also represent a liability that is not recognised in the balance sheet because it is not probable that a future sacrifice of economic benefits will be required or the amount of the liability cannot be measured reliably. Quantifiable contingent liabilities are summarised in Table 5.2.

Quantifiable contingent liabilities

Table 5.2: General government quantifiable contingent liabilities at 30 June

	2001	2002
	($ million)	
Guarantees and indemnities	218.8	167.3
Legal proceedings and disputes	166.5	289.8
Other	722.3	793.8
Non-general government debt	2 638.7	2 650.0
Total contingent liabilities	**3 746.3**	**3 900.9**

Source: Department of Treasury and Finance

Guarantees and indemnities comprise specific guarantees and indemnities under statute in respect of Co-operative Housing Societies Guarantees, Co-operative Housing Indemnities and Co-operatives (General). In addition, the category includes other guarantees for loans under statute.

The category 'Legal proceedings and disputes' includes contingent liabilities that arise from legal disputes or legal claims made on departments and agencies.

The largest quantifiable contingent liability item, in the 'Other' category, relates to a commercial arrangement for the provision of correctional services beyond an initial five-year contract period amount. The State has the option to re-tender for the provision of correctional services every three years, after the initial five-year period for each contract. Therefore, payments for the provision of services beyond the current tender period are treated as a contingent liability rather than a contractual commitment.

Non-general government debt relates to loans, guaranteed by the Treasurer of Victoria, to agencies outside of the general government sector. Treasury Corporation of Victoria has provided most of these loans to metropolitan water companies and other participating authorities.

Non-quantifiable contingent liabilities

A number of potential obligations, which are non-quantifiable at this time, have been made by the Government arising from:

- indemnities provided in relation to transactions, including financial arrangements and consultancy services, as well as for directors and administrators;

- performance guarantees, warranties, letters of comfort, and the like;

- deeds in respect of certain obligations of the Docklands Authority;

- unclaimed moneys, which may be subject to future claims by the general public against the State; and

- potential exposures associated with the sale of a number of assets and services where the purchaser was provided with various indemnities and warranties.

Commonwealth Games

In winning the bid to host the 2006 Commonwealth Games in Melbourne, the State entered into two contracts:

- Endorsement Contract with the Australian Commonwealth Games Association; and

- Host City Contract with the Commonwealth Games Federation.

Subsequent to winning the rights to host the Games, the Government established the Melbourne 2006 Commonwealth Games Pty Ltd (M2006) as the Organising Committee for the Games, with the Premier as the sole shareholder. An agreement between the State and the company provides the basis for funding the company from 2001 to 2007.

Under the Endorsement Contract, the State is obliged to underwrite any shortfall between revenue and expenditure of M2006 for the organisation of the Games.

The Host City Contract specifies the rights and obligations of the Organising Committee in relation to organising the Games. The contract includes the commitment the State gave in its bid document to offer travel grants to competitors and team officials attending the Games. Also under this contract, any remaining surplus resulting from the Games, after the Organising Committee has discharged all financial commitments and other obligations, is to be transferred to the Association. This surplus is, in turn, required to be paid to the State to be used for the benefit of sport in Victoria.

M2006 has an agreement with Nine Network Australia Pty Ltd in relation to broadcast rights to the Games for Australia and Papua New Guinea. The agreement includes certain *force majeure* and major change provisions, which may be invoked in certain circumstances. M2006 has obtained insurance against the risk of these circumstances arising and resulting in payments becoming refundable to the Nine Network.

Land remediation—environmental concerns

A number of properties have been identified as potentially contaminated sites. The State does not admit any liability in respect of these sites. However, expenditure for remediation may be incurred to restore the sites to an acceptable environmental standard in the event of future developments taking place.

Melbourne City Link

The key arrangements for Melbourne City Link are set out in the Concession Deed, which has effect from 20 October 1995.

Under the arrangements as set out in the Concession Deed and the legislation, the State is responsible for acquiring and paying for the land necessary for the project to proceed, paying for certain state works and general project costs. It is also subject to certain compensation claims in the event that it can be shown that Transurban's revenue has been adversely affected by state actions.

While virtually all land has been acquired, the final compensation payable is subject to resolution in some instances.

There is currently an outstanding claim from Transurban relating to an alleged "Appendix Event' and leading to a Material Adverse Event claim from Transurban in relation to the construction of Wurundjeri Way and widening of the Westgate Freeway. This claim is currently being handled by the documented dispute resolution processes and the Department of Infrastructure is managing the claim for the State. In the first phase of this process, an independent expert has found in favour of the State. However, Transurban has invoked the appeal process through arbitration. At the date of this report, the outcome is still outstanding.

As regards to compensation for land acquisitions, some matters remain in the negotiation/determination phase in an effort to agree the ultimate level of compensation for the acquisitions.

In accordance with the *Melbourne City Link (Miscellaneous Amendments) Act 2000*, the Melbourne City Link Authority was abolished on 28 February 2002 and all responsibilities and functions were transferred to the Department of Infrastructure.

Public Transport Corporation (PTC) lease arrangements

Under various transport lease arrangements made by the PTC, the Treasurer of Victoria has indemnified the lessors against adverse tax rulings and third party personal injury claims, where the third party is injured by the operation of the equipment during the period of the lease. The last of these lease arrangements was terminated in June 1998. The normal statute of limitations is five years for tax claims and six years for personal injury claims.

Public transport rail franchise agreements

During 1999-2000 the Director of Public Transport, on behalf of the Crown, entered into contractual arrangements with franchisees to operate passenger rail transport services in the State. The following summarises the major contingent liabilities arising from those arrangements.

Contingent liabilities on early termination or expiry of franchise agreements

New rolling stock lease direct agreements

As part of the franchising arrangements, the franchisee of each passenger rail business has undertaken to provide new rolling stock. Each franchisee is expected to enter into a lease with a third party lessor with respect to this rolling stock. In addition, the Director is expected to enter into rolling stock direct agreements with the respective lessors to protect the State's interest in the rolling stock. In the event of expiry or on early termination of the franchises, the Director can either exercise a right to acquire the new rolling stock at predetermined values or the lease payment obligations are transferred to the Director or a successor franchisee. All five required rolling stock direct agreements have now been entered into. The contingent liability of the Director to take over the lease payments only commences upon delivery of the units of new rolling stock. A total of 36 units of new rolling stock have been delivered as at 30 November 2002.

As mentioned above, the Government has appointed receivers and managers to National Express' businesses, in order to protect the Government's interests and ensure continuation of services.

Other direct agreements

The Director is also party to a number of other direct agreements with the providers of key services to franchisees in respect of carrying out their operations. The intention of these agreements is that in the event of a 'Step-in Event' occurring or on early termination or expiry of a franchise that the key services will be (at the option of the Director), continued by the providers for the Director or his nominee under the same terms and conditions as the original contract where the Director or his nominee assumes the rights and obligations of the original franchisee.

Payments on termination

On termination of the franchise agreements by expiry or otherwise the Director will have a liability:

- to pay for certain assets and liabilities on the basis set out in the agreements. If on termination there is a net liability, then franchisees will pay the Director; and

- for termination value payments in respect of designated rolling stock improvements and capital projects.

Contingent liability offsets on early termination of franchise agreements

With respect to any additional costs arising to the Director on the early termination of a franchise, the franchisee must indemnify the Director for any losses, damages or costs incurred by him as a result of the early termination. If the franchisee does not do so, the Director has the right to draw on the franchisee's performance bond for the amount of those losses, damages or costs. These bonds total $235 million as at 30 June 2002 as a result of new initiatives announced by the Victorian Government to the franchisees on 26 February 2002. The performance bonds will revert to their original value of $105 million after 30 June 2003. As part of the franchise agreements, National Express was required to lodge a performance bond of $130 million.

The Director also has a fixed and floating charge over franchisee assets as security for amounts payable by franchisees.

Contingent liabilities arising from potential changes to existing conditions

Change in Victorian law

Franchisees may make a claim against the Director for any net losses incurred as a result of a change in Victorian law, which directly relates to the franchise business.

Latent defects

If a latent defect is identified in any part of the infrastructure, which has been leased to the franchisees, and the cost of rectifying the defect is in excess of a threshold amount, then the Director will indemnify the franchisee for the amount by which the cost of the works to rectify the defect exceeds the threshold amount.

Pre-existing contamination

The Director has indemnified franchisees from and against all losses, damages, liabilities, actions, suits, claims, demands, costs and expenses of every kind arising from a failure by the Director to clean up the land as defined in the infrastructure leases entered into with franchisees.

Native Title

The Director is liable for payments of any valid compensation claim to native title holders made under the *Native Title Act 1993* or other laws relating to native and aboriginal title in respect of the land as defined in the infrastructure leases entered into with franchisees.

Net gain and net loss provisions

On the occurrence of certain events specified in the franchise agreements, including the undertaking of infrastructure works by the State, the franchisees may make a claim against the Director if the franchisee incurs a net loss as a result of those events. The Director also has the right to claim against the franchisees any net gain as a result of those events.

Other

Like most commercial arrangements, discussions are being undertaken with the franchisees regarding a range of contractual issues.

Contingent liabilities relating to the Department of Infrastructure as bus industry representative

The Secretary of the Department of Infrastructure is a shareholder in the Revenue Clearing House Pty Ltd (RCH) and VicTrip Pty Ltd as the appointed representative of route bus operators with whom the Department has a bus service contract.

The RCH Shareholders Agreement and the VicTrip Shareholders Agreement contain several clauses that mean that the State (along with the franchisees) will become liable for additional capital requirements for the RCH and VicTrip to remain solvent and any losses suffered by the RCH and VicTrip.

The MetCard Management Agreement with the RCH contains several clauses in the agreement, which means that the State (along with the franchisees) will become liable for any shortfalls suffered by the RCH in specific circumstances.

Native Title

A number of claims have been filed with the Federal Court under the *Native Title Act 1993* that affect Victoria. While many such claims are being processed through the legal system, the Government has committed to resolving claims through mediation, where possible. It is not feasible at this time to quantify any future liability.

Victorian Managed Insurance Authority (VMIA)

VMIA was established in 1996 as a captive insurer for departments and participating bodies (predominantly general government sector). VMIA provides its client bodies with a range of insurance cover, including for property, public and products liability, professional indemnity and contract works. VMIA re-insures in the private market for losses above $50 million arising out of any one event, up to a maximum for each type of cover (e.g. $1 250 million for property and $750 million for public liability). The risk of losses above these re-insured levels is borne by the State.

Gas supply incident

The State, and a number of its instrumentalities, have been named as parties in a class action before the Supreme Court arising from the explosion and fire in September 1998 at Esso's gas processing plant at Longford.

Transmission of business under Section 149 of the Workplace Relations Act 1996

Contractors now performing what were previously government functions have sometimes engaged staff on lesser rates and conditions than those that previously applied under awards for public sector employees. This matter specifically involves hospital employees.

Federal Court decisions have indicated that previous award rates and conditions may apply to the contractor's employees in that situation. The application of this principle requires transfer of part of the business (of the Government) and the test that is generally applied is whether there is a 'substantial identity' between the activities before and after the outsourcing. If applicable, the principle would generally cause increases in employment costs for the contractor.

Following mediation outside the Federal Court, a settlement was reached and the State of Victoria withdrew its appeal to the High Court. The estimated cost of the settlement is $9.6 million. The long-term financial implications of wider application for the State remain unclear.

HIH Insurance

The State's quantifiable direct exposures arising from the collapse of the HIH Insurance Group are included in the liabilities shown in the financial statements of the agencies directly responsible for them (such as the Victorian WorkCover Authority and VMIA), and are consolidated in the financial statements of the State.

The State's obligations in respect of its builders' warranty insurance rescue package are direct liabilities of the State itself. They do not form part of the liabilities of Housing Guarantee Fund Limited, which manages claims on behalf of the State.

The State also retains some unquantifiable contingent exposures arising from the collapse. These contingent exposures arise primarily through the possibility that the State may be involved in litigation in which it would be entitled to recover damages from third parties. If these third parties were insured by HIH, recovery in full may not be possible.

Builders' warranty

The builders' warranty insurance market, like other insurance markets, has been affected by the 11 September 2001 terrorist attacks in the United States and adverse claims experience. In mid-April 2002, the State agreed to provide temporary (to 30 June 2002) re-insurance support to builders' warranty insurance provider Dexta Corporation following the withdrawal of some of its commercial re-insurance support. This support was subsequently extended to 30 September 2002. The Government has determined that no further extensions will be made.

The State receives re-insurance premiums for this participation and will be required to contribute to payment of re-insured claims, as well as paying management fees. The precise timing and value of these receipts and payments is uncertain, as claims may be made by home owners for up to $6^1/_2$ years after the arrangement ceases.

Receipts and payments will be contingent on the volume of insurance underwritten and re-insured by 30 June 2002. Based on Dexta's previous levels of activity, the central estimate of the State's gross exposure (i.e. before premium receipts) is not more than $6 million. While the State expects, like the commercial re-insurers who are party to the agreement, to at least break even on these arrangements, the State retains an unquantifiable contingent liability that claims may exceed the central estimate.

As part of the agreement between the State and the insurance industry on revisions to the builders' warranty product, the State may assume further contingent liabilities in relation to builders' warranty insurance. However, no formal arrangements have yet been concluded.

Gambling/gaming licences

In 1994, the State sold TABCORP Holdings Limited (TABCORP) a wagering and gambling licence for $597 million. The *Gaming and Betting Act 1994* requires the State to provide in 2012 a refund to TABCORP of an amount equal to the licence value of the former licences or the premium payment paid by the new licensee, whichever is the lesser. While this creates an obligation on the State to refund the licence value to TABCORP, it will be offset by the premium payment from the issue of any new licences.

In 1992, a gaming operator's licence was issued to the Trustees of the Will and Estate of the late George Adams (the licensee). The *Gaming Machine Control Act 1991* entitles the licensee to be paid, at the end of its current licence period in 2012, an amount equal to the value of its current licence or the premium payment paid by the new licensee, whichever is the lesser. This entitlement is contingent on the licensee not being granted a new licence.

Seal Rocks

In an interim award published 2 August 2002, an independent arbitrator found that the State of Victoria was in breach of its contractual obligations with respect to the agreements with Seal Rocks Victoria Australia (SRVA) and that SRVA can terminate the agreements. The arbitrator directed that the State was liable to pay SRVA's contributed capital and outlays adjusted for penalty interest. The arbitrator reserved his findings on costs pending further submissions from both parties.

On 2 November 2002, the arbitrator published his Final Award on the sum of damages awarded to SRVA. The arbitrator found the State was liable for $37,291,126 being the contributed capital and interest and was also liable for costs on an indemnity basis. The arbitrator determined that payment would be made in three instalments—$5.5 million on 15 November 2002, $7 million on 29 November 2002 and $24.791 million on 13 December 2002.

Notwithstanding, the State and SRVA have appealed the arbitrator's finding in the Interim Award and an application for leave to appeal is fixed for hearing in the Supreme Court on 3 March 2003. All payments (damages and costs) have been made and the State has secured bank guarantees equivalent to the total amount of the Award. Bank guarantees in favour of the State will remain in effect until resolution of the appeal process.

APPENDIX A: SPECIFIC POLICY INITIATIVES AFFECTING THE BUDGET POSITION

Appendix A outlines output, asset investment and revenue initiatives since the May 2002 Budget.

OUTPUT AND ASSET INITIATIVES

Government-wide Initiatives

The following tables provide details of the total cost of government-wide output and asset initiatives.

Table A1: Output initiatives—Government-wide

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Wotjobaluk Native Title In-Principle Agreement	—	0.6	0.9	0.5
Counter-terrorism	3.4	6.2	6.2	6.2
Total output initiatives	**3.4**	**6.8**	**7.1**	**6.7**

Source: Department of Treasury and Finance

Wotjobaluk Native Title In-Principle Agreement

Funding has been provided to meet obligations under an in-principle agreement that has been reached with the Wotjobaluk people to settle their native title claim in the Wimmera region. The in-principle agreement is consistent with the Government's Native Title Policy and Guidelines. The Wotjobaluk native title claim is the first claim to be agreed in-principle in Victoria. The in-principle agreement recognises the cultural connection and ancestry affiliation of the Wotjobaluk people to a core area in Victoria.

Counter-terrorism

Funding has been provided to establish a new Counter-Terrorism Coordination Unit within Victoria Police and to bolster existing Special Operations Group resources. The funding will provide additional personnel to enhance the Government's planning and response capabilities.

Table A2: Asset initiatives—Government-wide

	2002-03	2003-04	2004-05	2005-06	TEI
			($ million)		
Counter-terrorism	4.9	4.9	—	—	9.8
Total asset initiatives	**4.9**	**4.9**	**0.0**	**0.0**	**9.8**

Source: Department of Treasury and Finance

Counter-terrorism

Funding has been provided to purchase equipment for Victoria Police and to establish a new State Crisis Centre. The new State Crisis Centre will be equipped with encrypted communication networks linking key Federal and emergency service agencies to ensure fast, accurate and reliable communications.

Departmental initiatives

The following tables provide details of output and asset investment initiatives since the May 2002 Budget, for each applicable department. Except where specified, figures indicate the total cost of initiatives. Funding from reprioritisation and existing fund sources has not been deducted from the total cost of the initiative.

Education and Training

Output initiatives

Table A3: Output initiatives—Department of Education and Training

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Disabilities and Impairments Program	26.0	5.5	-5.0	-5.0
Total output initiatives	**26.0**	**5.5**	**-5.0**	**-5.0**

Source: Department of Treasury and Finance

Disabilities and Impairments Program

Additional funding is provided to meet increased demand growth for support services provided to government school students with special educational needs under the Disabilities and Impairments Program. Offsetting cost reductions of $5.0 million per annum (starting 1 January 2004) are to be achieved through the implementation of program efficiencies.

Human Services

Asset initiatives

Table A4: Asset initiatives—Department of Human Services

	2002-03	2003-04	2004-05	2005-06	TEI
			($ million)		
Departmental accommodation	—	—	51.8	—	51.8
Total asset initiatives	**0.0**	**0.0**	**51.8**	**0.0**	**51.8**

Source: Department of Treasury and Finance

Departmental accommodation

The Department of Human Services plans to consolidate its city accommodation from four city locations to a new single building to be constructed at 50 Lonsdale Street Melbourne. Additional funding of $51.8 million is provided for the fit-out costs required for planned occupation of the new premises in late 2005.

Infrastructure

Output initiatives

Table A5: Output initiatives—Department of Infrastructure

	2002-03	2003-04	2004-05	2005-06
	($ million)			
Metropolitan Strategy	0.9	3.6	1.1	—
Flinders Street West Precinct Urban Development Project	—	12.1	-1.0	-7.2
New bus service between Sunshine and Laverton train stations	0.0	0.0	0.0	2.1
Franchise Interim Operating Agreements	19.9	26.5	—	—
Total output initiatives	**20.8**	**42.2**	**0.1**	**-5.1**

Source: Department of Treasury and Finance

Metropolitan Strategy

Grants will be provided to local government to assist them with the implementation of the Metropolitan Strategy, which outlines sustainable growth plans for Melbourne to 2030. Additional funding will also be provided to the Victorian Civil and Administrative Tribunal to address anticipated workload increases (refer to Table A8).

Flinders Street West Precinct Urban Development Project

The project, to be delivered in co-operation with the Melbourne City Council, involves the removal of the Flinders Street overpass, construction of a new intersection, tram works and relocation of the Council's tow-away facility.

New bus service between Sunshine and Laverton train stations

A new bus service will be provided between Sunshine and Laverton train stations via the Western Highway and Palmers Road. It includes the provision of new bus stops and the upgrading of part of Palmers Road. The new service will also connect to the proposed remand centre in Ravenhall and existing prisons located at Deer Park and Truganina.

Franchise Interim Operating Agreements

Connex and Yarra Trams have signed Interim Operating Agreements with the Government to guarantee services until 31 December 2003, while the franchises are being restructured. Yarra Trams will receive $20 million and Connex will receive $27 million over the duration of the Interim Operating Agreements.

Innovation, Industry and Regional Development

Output initiatives

Table A6: Output initiatives—Department of Innovation, Industry and Regional Development

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Biotechnology Centre of Excellence	10.0	—	—	—
Innovation Statement	—	30.0	40.0	50.0
Retail Industry Commissioner	0.7	—	—	—
Total output initiatives	**10.7**	**30.0**	**40.0**	**50.0**

Source: Department of Treasury and Finance

Biotechnology Centre of Excellence

New funding of $10 million is provided towards the establishment of a biotechnology centre of excellence at Monash University. Of the $10 million being provided by the Government, $5 million is being met from existing funding for the Science, Technology and Innovation grants program.

Innovation Statement

The Government has committed $310 million over five years, which will be targeted to innovation projects across a number of departments. As part of this package around $50 million has been allocated for capital investment expenditure (refer to Table A7).

Retail Industry Commissioner

Funding has been provided to support the Government's establishment of a Retail Industry Commissioner. The Commissioner will provide a dedicated area within government to promote a competitive and fair business environment in the retail industry.

Asset initiatives

Table A7: Asset initiatives—Department of Innovation, Industry and Regional Development

	2002-03	2003-04	2004-05	2005-06	TEI
			($ million)		
Innovation Statement	—	25.0	25.0	—	50.0
Total asset initiatives	**0.0**	**25.0**	**25.0**	**0.0**	**50.0**

Source: Department of Treasury and Finance

Output initiatives

Table A8: Output initiatives—Department of Justice

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Consumer Affairs Victoria online transactions	0.7	—	—	—
Metropolitan Strategy	0.5	0.5	—	—
Victorian Civil and Administrative Tribunal remuneration structure	1.0	1.0	1.0	1.0
Consumer Utilities Advocacy Centre	—	0.5	0.5	0.5
Establishment of a Terrorism and Multi-Jurisdictional Crime Unit	1.2	0.5	—	—
Metropolitan Fire and Emergency Services Board and Country Fire Authority Enterprise Bargaining Agreement:				
Net impact to Government, comprising:[a]	—	3.4	4.1	4.1
Increased EBA costs	*9.4*	*23.7*	*30.4*	*30.4*
Increased revenue from insurance contributions	*-9.4*	*-20.3*	*-26.3*	*-26.3*
Total output initiatives	3.4	5.9	5.6	5.6

Source: Department of Treasury and Finance

Note:

(a) Net impact excluding wage growth contingency funding already built into the forward estimates.

Consumer Affairs Victoria online transactions

Funding is provided to enable transactions in relation to the *Estate Agents Act 1980* to be conducted via the Internet.

Metropolitan Strategy

Additional funding is provided to the Victorian Civil and Administrative Tribunal to address anticipated workload increases as a result of the implementation of the Metropolitan Strategy pending a full assessment of the workload increases in 2003-04 and beyond. The Department of Infrastructure has also been funded to implement part of this strategy (refer to Table A5).

Victorian Civil and Administrative Tribunal (VCAT) remuneration structure

Following a review of the VCAT remuneration structure, additional funding is provided for new remuneration arrangements for non-judicial members of VCAT.

Consumer Utilities Advocacy Centre

The Consumer Utilities Advocacy Centre will deliver effective consumer input to regulatory processes for gas, electricity and water utilities, provide a centre of excellence in consumer advocacy research and information and dissemination, and respond to consumer groups' concerns that they do not have the resources to promote informed and effective representation.

Establishment of a Terrorism and Multi-Jurisdictional Crime Unit (TMJCU)

Victoria is to have primary responsibility for developing model legislation and coordinating reforms across the States and Territories in relation to terrorism offences and transnational crime. The TMJCU will be responsible for the concurrent drafting of up to eight model bills in relation to transnational crime, which will involve consultation and agreement with other jurisdictions.

Metropolitan Fire and Emergency Services Board (MFESB) and Country Fire Authority (CFA) Enterprise Bargaining Agreement

An in-principle wage agreement has been entered into regarding MFESB and CFA operational staff. The agreement extends to 1 August 2005 and provides wage certainty over that period. The agreement also adjusts the career structure for MFESB firefighters. This agreement has resulted in increased expenses for the general government sector, which have been partly offset by increased revenue from insurance company contributions. The projected net impact on the general government sector is $3.4 million in 2003-04 and $4.1 million per annum in the following two years.

Natural Resources and Environment

Output initiatives

Table A9: Output initiatives—Department of Natural Resources and Environment

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Drought assistance				
Rural financial counselling and community support groups	1.9	—	—	—
Farm Business support grants	80.0	—	—	—
Farm Aid	0.5	—	—	—
Imported red fire ants eradication	5.4	—	—	—
Electricity Network Tariff Rebate Scheme	14.6	42.8	—	—
Total output initiatives	**102.4**	**42.8**	**0.0**	**0.0**

Source: Department of Treasury and Finance

Drought assistance

These initiatives provide assistance for farmers experiencing drought, through cash grants, rural financial counselling, community support activities, and new and maintained community water bores. The cash grants are available to farmers in affected areas and are to a maximum of $20,000 per farm. The grants are dependent on certain criteria such as additional expenses and loss incurred due to the dry conditions. Farmers will only receive the full cash grant if they can demonstrate that they have undertaken appropriate drought management practices.

Imported red fire ants eradication

The Government has committed funds under a national campaign to eradicate fire ants. The eradication program involves baiting of ants and extensive monitoring and surveillance. Funding provided in 2002-03 represents Victoria's matching contribution to the national red fire ant eradication program. This follows on from funding provided in 2001-02, as a program evaluation reported a high level of efficiency.

Electricity Network Tariff Rebate Scheme

Funding of $57 million will be provided to fund the electricity Network Tariff Rebate scheme. This scheme will replace the Special Power Payment scheme and address the structural cost disadvantage faced by rural domestic and small business electricity customers for the 12 month period commencing 1 April 2003.

Asset initiatives

Table A10: Asset initiatives—Department of Natural Resources and Environment

	2002-03	2003-04	2004-05	2005-06	TEI
		($ million)			
Long-term zoo strategy	—	11.0	11.0	10.0	32.0
Total asset initiatives	**0.0**	**11.0**	**11.0**	**10.0**	**32.0**

Source: Department of Treasury and Finance

Long-term zoo strategy

This initiative will provide $32 million over three years to fund a range of projects that will assist in transforming the State's three zoos into 21st Century organisations. This will focus on a changed relationship between animals and visitors through interactive experiences, free of bars and walls. The transformed zoos will become centres of wildlife experience, conservation, education and research.

Tourism, Sport and the Commonwealth Games

Output initiatives

Table A11: Output initiatives—Department of Tourism, Sport and the Commonwealth Games

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Melbourne Cricket Ground redevelopment	—	38.5	38.5	—
Australian Grand Prix safety improvements	5.9	—	—	—
Commonwealth Games Athletes' Village	8.0	20.0	24.0	35.0
Office of Commonwealth Games Coordination	1.8	—	—	—
Total output initiatives	**15.7**	**58.5**	**62.5**	**35.0**

Source: Department of Treasury and Finance

Melbourne Cricket Ground redevelopment

The State Government is contributing funding towards the redevelopment of the Northern Stand of the Melbourne Cricket Ground.

Australian Grand Prix safety improvements

Funding has been provided to the Department of Tourism, Sport and the Commonwealth Games to increase the height of the fencing at the Australian Grand Prix, in order to improve safety for spectators and officials.

Commonwealth Games Athletes' Village

The Government has committed $109 million in new funding for the development of an Athletes' Village at Parkville for the 2006 Commonwealth Games, of which $87 million impacts on the current forward estimates period.

Office of Commonwealth Games Coordination

Additional funding in 2002-03 is provided for the Office of Commonwealth Games Coordination to continue managing the Government's role during the preparations for the Melbourne 2006 Commonwealth Games.

Asset initiatives

Table A12: Asset initiatives—Department of Tourism, Sport and the Commonwealth Games

	2002-03	2003-04	2004-05	2005-06	TEI
		($ million)			
Commonwealth Games Athletes' Village	—	9.0	9.0	—	18.0
Total asset initiatives	**—**	**9.0**	**9.0**	**—**	**18.0**

Source: Department of Treasury and Finance

Commonwealth Games Athletes' Village

The Government has committed to providing 200 social housing households as part of the Commonwealth Games Athletes' Village. Capital funding of $35 million will be provided, of which $18 million impacts on the current forward estimates period.

Treasury and Finance

Output initiatives

Table A13: Output initiatives—Department of Treasury and Finance

	2002-03	2003-04	2004-05	2005-06
		($ million)		
Refund of payment made by International Game Technology	0.4	—	—	—
Total output initiatives	**0.4**	**—**	**—**	**—**

Source: Department of Treasury and Finance

Refund of payment made by International Game Technology

In June 2002 the Ombudsman released a report on matters arising from the Office of Gambling Regulation investigation of International Game Technology (IGT). The report examined the circumstances surrounding a payment made by IGT to the Office of Gambling Regulation in August 2001. In response to concerns raised in the report additional funds were provided so that the payment could be refunded.

REVENUE INITIATIVES

Table A14: Revenue initiatives

	2002-03	2003-04	2004-05	2005-06
	($ million)			
Payroll tax exemption for paid maternity leave	-0.4	-1.0	-1.1	-1.1
Land tax payment extension	—	—	—	—
Total revenue initiatives	**-0.4**	**-1.0**	**-1.1**	**-1.1**

Source: Department of Treasury and Finance

Payroll tax exemption for paid maternity leave

The Government has made a commitment to provide payroll tax exemptions to employers that make voluntary maternity leave payments, of up to 14 weeks, to their employees. This exemption will come into effect on 1 January 2003.

Land tax payment extension

The period of time to pay land tax is being increased from eight to 26 weeks. Currently land tax can only be paid in a lump sum within eight weeks of the date of issue of the assessment or, for amounts greater than $200, in three instalments over a 12-week period.

APPENDIX B: GENERAL GOVERNMENT SECTOR YEAR-TO-DATE ACTUALS

The Victorian general government sector net result for the four months ended October 2002 was a surplus of $145 million, compared with a revised estimated surplus for the whole of 2002-03 of $594 million.

Caution should be exercised in attempting to extrapolate the likely outcome for the year based on the year-to-October result, since there are seasonal influences and volatility inherent in the year-to-date data.

The pattern of revenue tends to be recorded relatively close to pro-rata throughout the year with some seasonal fluctuations balancing out, whereas expenses tend to be seasonal and biased towards the latter part of the financial year. However, this tendency has been affected this year by the recent weakness in the equity market resulting in higher superannuation expense.

A more detailed discussion and analysis of the revised budget outlook for the 2002-03 financial year as a whole is provided in Chapter 2, *Budget Position and Outlook*. The revised outlook takes into account the result to the end of October and the revised expectations for the remainder of the financial year.

REVENUE

Total revenue received in the four-month period to the end of October 2002 amounted to $8 739 million, representing 33.6 per cent of the revised estimate for 2002-03 as a whole.

Taxation revenue for the four months to the end of October 2002 was $3 067 million or 33.3 per cent of the 2002-03 revised estimate, which is in line with the pro-rata comparison.

Fees and regulatory fines revenue for the four months to the end of October 2002 was $159 million or 28.5 per cent of the 2002-03 revised estimate. The lower than pro-rata revenue largely reflects timing of the implementation of road safety initiatives, such as installation of red and green light detection cameras and the fixed site cameras.

Investment revenue, which is not earned evenly throughout the year, for the four months to the end of October 2002 was $368 million or 31.6 per cent of the 2002-03 revised estimate. The lower than pro-rata investment income revenue is largely a reflection of the strong seasonal nature of the recognition of property rent revenue.

Revenue from grants for the four months to the end of October 2002 amounted to $4 116 million or 34.9 per cent of the 2002-03 revised estimate. The higher than pro-rata revenue principally reflected higher GST and GST transitional grants revenues, grant carryover from 2001-02 for the Commonwealth New First Home Owners Grant, which were partly offset by the national competition policy payments.

Combined revenue from sale of goods and services ($762 million) and other revenue ($96 million) for the first four months of 2002-03 was $858 million or 30.8 per cent of the 2002-03 revised estimate. The lower than pro-rata revenue is in line with the historical pattern of revenue collections, where over the previous two years only 30.4 per cent of annual "sales and other revenue' has been recognised in the four months to the end of October.

EXPENSES

Total expenses of the Victorian general government sector for the four-month period to the end of October 2002 amounted to $8 594 million, representing 33.8 per cent of the revised estimate for 2002-03 as a whole.

Expenses for the period included a significant increase in superannuation expense which reflected the poor equity market performance during the period. Equity market performance has a significant impact on the value of financial assets held by state superannuation funds and therefore on the State's unfunded superannuation liability and superannuation expense.

Departmental expense levels are affected by seasonal and other one-off factors, which are expected to boost the level of expenditure in the latter part of the financial year. Identifiable seasonal patterns of departmental expenses in the key portfolios are existing contractual obligations and on-passing of grant payments.

The implementation of the Government's 2002-03 output initiatives is expected to boost the level of expenditure during the latter part of the financial year.

Table B1: Statement of financial performance

	4 months to October	2002-03 Budget	2002-03 Revised Budget
		($ million)	
Revenues from ordinary activities			
Taxation	3 067.2	8 802.7	9 213.5
Fines and regulatory fees	158.5	554.0	555.5
Investment revenue	367.6	1 061.6	1 164.4
Grants revenue	4 115.6	11 753.5	11 794.0
Sales of goods and services	762.0	2 049.9	2 086.6
Gain (loss) from disposal of physical assets	(1.0)	19.6	19.6
Fair value of assets received free of charge or for nominal consideration	6.2	1.1	1.1
Inter-sector capital asset charge	167.0	501.0	501.0
Other revenue	95.9	538.3	698.3
Total revenue	**8 738.9**	**25 281.7**	**26 034.0**
Expenses from ordinary activities			
Employee benefits	3 061.6	9 041.5	9 275.5
Superannuation	1 161.0	1 713.1	2 368.4
Depreciation	299.7	952.2	959.2
Amortisation	22.6	70.6	70.6
Borrowing costs	161.8	495.2	493.4
Grants and transfer payments	1 308.0	4 118.9	4 317.2
Supplies and services	2 535.2	8 299.9	7 887.2
Other expenses	44.2	68.6	68.6
Total expenses	**8 594.1**	**24 760.0**	**25 440.1**
Result from ordinary activities	**144.7**	**521.8**	**593.9**
Movement in asset revaluation reserve	(0.1)	737.8	737.8
Total changes in equity other than contributions to other sectors by the State in its capacity as owner	**144.6**	**1 259.6**	**1 331.7**
Adjustments recognised directly against equity	(93.3)	(218.0)	(298.7)
Total changes in equity	**51.3**	**1 041.6**	**1 033.0**

Source: Department of Treasury and Finance

Table B2: Statement of financial position

	Opening Balances 1 July 2002	Closing Balances 31 October 2002	2002-03 Revised Budget
	($ million)		
Current assets			
Cash assets	1 667.4	1 758.5	1 725.6
Other financial assets	1 152.2	1 240.1	1 177.9
Receivables	1 105.9	994.6	1 155.3
Prepayments	41.4	348.8	41.4
Inventories	159.7	160.6	159.8
Total current assets	**4 126.4**	**4 502.6**	**4 260.1**
Non-current assets			
Other financial assets	2 682.1	2 731.9	2 701.9
Receivables	333.4	346.4	347.2
Inventories	155.6	155.1	155.6
Land and buildings	17 757.8	17 922.5	18 745.8
Plant, equipment and infrastructure systems	5 691.3	5 668.7	5 783.3
Roads and earthworks	12 720.6	12 778.6	13 232.2
Other assets	3 035.9	3 055.7	3 065.3
Total non-current assets	**42 376.8**	**42 658.9**	**44 031.4**
Total assets	**46 503.3**	**47 161.5**	**48 291.5**
Current liabilities			
Payables[(a)]	1 560.5	1 344.6	1 535.5
Interest bearing liabilities	120.1	122.2	125.1
Employee benefits	838.8	870.2	873.5
Superannuation	911.2	815.7	1 518.9
Outstanding insurance claims	12.9	12.6	11.9
Other liabilities	374.5	597.1	356.7
Total current liabilities	**3 817.9**	**3 762.3**	**4 421.5**
Non-current liabilities			
Payables	8.9	8.8	8.8
Interest bearing liabilities	6 240.4	6 243.5	6 234.3
Employee benefits	1 707.4	1 714.1	1 872.5
Superannuation	12 471.6	13 128.6	12 477.5
Outstanding insurance claims	104.0	101.9	97.6
Other liabilities	308.4	306.3	301.6
Total non-current liabilities	**20 840.7**	**21 503.2**	**20 992.3**
Total liabilities	**24 658.6**	**25 265.5**	**25 413.8**
Net assets	**21 844.7**	**21 896.0**	**22 877.7**
Equity			
Retained earnings	13 634.8	13 529.2	13 336.1
Reserves	8 209.9	8 222.0	8 947.7
Net result for the year	—	144.7	593.9
Total equity	**21 844.7**	**21 896.0**	**22 877.7**

Source: Department of Treasury and Finance

Note:

(a) *Includes trust funds and Statutory Deposit Account held by the Legal Practice Board, previously incorporated in other liabilities.*

Table B3: Statement of cash flows

	4 months to October	2002-03 Budget	2002-03 Revised Budget
		($ million)	
Cash flow from operating activities			
Taxation	3 089.7	8 788.0	9 104.8
Fines and regulatory fees	117.5	429.6	431.1
Grants	4 290.1	11 752.0	11 792.5
Sale of goods and services	798.9	2 052.0	2 112.5
Interest received	130.6	338.1	314.8
Dividends received	183.0	406.5	547.3
Capital asset charge received	167.0	501.0	501.0
Other receipts	218.0	842.4	1 064.2
Total receipts	**8 994.7**	**25 109.6**	**25 868.2**
Payments			
Employee benefits	(3 023.6)	(8 844.4)	(9 075.7)
Superannuation	(599.4)	(1 757.9)	(1 754.8)
Grants and transfer payments	(1 531.5)	(4 117.2)	(4 315.5)
Supplies and services	(2 865.6)	(8 314.3)	(7 936.3)
Interest paid	(120.9)	(479.3)	(474.3)
Total payments	**(8 140.9)**	**(23 513.1)**	**(23 556.7)**
Net cash flows from operating activities	**853.8**	**1 596.5**	**2 311.5**
Cash flows from investing activities			
Net customer loans (granted) repaid	(4.1)	1.8	0.1
Net disposal (purchase) investments	(137.3)	518.6	(45.6)
Net contributions to other sectors of government	(93.3)	(218.0)	(298.7)
Proceeds from sale of property, plant and equipment	18.2	79.2	79.3
Purchases of property, plant and equipment	(545.6)	(1 927.3)	(1 969.7)
Net cash flows from investing activities	**(762.1)**	**(1 545.6)**	**(2 234.6)**
Cash flows from financing activities			
Net repayment of borrowings	(0.7)	(19.0)	(19.0)
Net cash flows from financing activities	**(0.7)**	**(19.0)**	**(19.0)**
Net increase (decrease) in cash and deposits held	**90.9**	**31.9**	**57.9**
Cash and deposits held at beginning of period	1 663.2	1 663.2	1 663.2
Cash and deposits held at end of reporting period	**1 754.1**	**1 695.1**	**1 721.1**

Source: Department of Treasury and Finance

APPENDIX C: ACCRUAL UNIFORM PRESENTATION OF GOVERNMENT FINANCE STATISTICS

THE ACCRUAL GFS PRESENTATION

The Government Finance Statistics (GFS) system employed by the Australian Bureau of Statistics (ABS) is designed to provide statistics relating to all Australian public sector entities. The statistics show consolidated transactions of the various institutional sectors of government from an economic viewpoint, providing details of the revenue, expenses, payments, receipts, assets and liabilities. It includes only those transactions over which a government exercises control under its legislative or policy framework. This means that, unlike the accounting viewpoint, the GFS excludes from the calculation of net operating balance both revaluations (holding gains or losses) arising from a change in market prices, and other changes in the volume of assets that result from discoveries, depletion and destruction of assets. This means that differences arise between the GFS and accounting frameworks, particularly within the operating statement.

Operating statement

The operating statement, also referred to as a Statement of financial performance, is designed to capture the composition of GFS revenues and GFS expenses and the net cost of a government's activities within a financial year. It shows the full cost of resources consumed by government in achieving its objectives, and how these costs are met from various revenue sources.

Unlike a standard accounting operating statement, the GFS operating statement reports two major fiscal measures—the GFS net operating balance and GFS net lending. The GFS net operating balance is calculated as GFS revenue minus GFS expenses. In contrast, GFS net lending, or fiscal balance, includes net capital expenditure but excludes depreciation, thereby giving a measure of a jurisdiction's call on financial markets.

Balance sheet

The balance sheet records a government's stocks of financial and non-financial assets and liabilities. This statement, also referred to as a statement of financial position, discloses the resources over which a government maintains control.

The GFS balance sheet differs from the standard accounting presentation in that it provides information on financial and non-financial assets, and does not distinguish between current and non-current assets and liabilities.

Cash flow statement

The cash flow statement records a government's cash receipts and payments and shows how a government obtains and expends cash.

The GFS cash flow statement reports two major fiscal measures—the net increase in cash held and the cash surplus. Net increase in cash held is the sum of net cash flows from all operating, investing and financing activities. The cash surplus comprises only net cash received from operating activities, and from sales and purchases of non-financial assets, minus distributions paid (in the case of public financial corporations and public non-financial corporations), minus finance leases and similar arrangements.

The GFS cash surplus measure is broadly comparable with the old cash-GFS surplus measure, allowing for comparisons between the two frameworks.

INSTITUTIONAL SECTORS

General government sector

The general government sector comprises all government departments, offices and other bodies engaged in providing services free of charge or at prices significantly below their cost of production. General government services include those which are mainly non-market in nature, those which are largely for collective consumption by the community, and those which involve the transfer or redistribution of income. These services are financed mainly through taxes, other compulsory levies and user charges.

Public non-financial corporations sector

The public non-financial corporations sector was formerly known as the public trading enterprises sector. It comprises bodies mainly engaged in the production of goods and services (of a non-financial nature) for sale in the market place at prices that aim to recover most of the costs involved (e.g. water and port authorities). In general, public non-financial corporations are legally distinguishable from the governments which own them.

Non-financial public sector

The non-financial public sector represents the consolidated transactions and assets and liabilities of the general government and public non-financial corporations sectors. In compiling statistics for the non-financial public sector, transactions and debtor-creditor relationships between sub-sectors are eliminated to avoid double counting.

Table C.1: General government sector operating statement

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
GFS revenue					
Taxation revenue	8 701	9 107	9 010	9 260	9 447
Current grants and subsidies	11 190	11 222	11 476	11 867	12 494
Capital grants	565	574	493	603	533
Sales of goods and services	3 056	3 067	3 057	3 101	3 151
Interest income	338	315	339	326	343
Other	1 408	1 727	1 451	1 579	1 660
Total revenue	**25 259**	**26 011**	**25 826**	**26 737**	**27 629**
GFS expenses					
Employee expenses	10 138	10 369	10 682	11 023	11 376
Depreciation	952	959	1 009	1 072	1 121
Other operating expenses	8 333	7 926	8 487	8 747	9 008
Nominal superannuation interest expense	896	896	980	1 002	1 042
Other interest expense	472	472	464	456	447
Other property expenses	—	—	—	—	—
Current transfers	3 280	3 440	3 222	3 206	3 263
Capital transfers	699	730	683	745	708
Total expenses	**24 770**	**24 793**	**25 528**	**26 252**	**26 964**
GFS net operating balance	**489**	**1 219**	**298**	**485**	**665**
Less: Net acquisition of non-financial assets					
Purchases of non-financial assets	1 927	1 970	2 169	2 080	1 956
Sales of non-financial assets	-79	-79	-59	-50	-45
Less: Depreciation	952	959	1 009	1 072	1 121
Plus: Change in inventories	0	0	0	0	0
Other movements in non-financial assets	—	—	—	—	-11
Total net acquisition of non-financial assets	**896**	**931**	**1 102**	**958**	**779**
GFS net lending (+) / borrowing (-)[(a)]	**-407**	**287**	**-804**	**-472**	**-114**

Source: Department of Treasury and Finance

Note:

(a)   *GFS net lending also equals net transactions in financial assets less net transactions in liabilities. If the boost to infrastructure investment funded by the Growing Victoria infrastructure reserve is excluded the GFS net lending / borrowing aggregates are:*

GFS net lending (+) / borrowing (-) (excluding Growing Victoria)	*163*	*936*	*-151*	*-416*	*-110*

Table C.2: Public non-financial corporations sector operating statement

	2002-03 Budget	2002-03 Revised	2003-04 Estimate
		($ million)	
GFS revenue			
Sales of goods and services	3 475	3 490	3 646
Current grants and subsidies	664	664	656
Capital grants	318	323	271
Interest income	54	54	57
Other	341	341	297
Total revenue	**4 851**	**4 872**	**4 926**
GFS expenses			
Employee expenses	432	433	456
Depreciation	561	564	588
Other operating expenses	2 827	2 827	2 941
Property expenses	567	728	576
Current transfers	92	92	96
Capital transfers	58	58	61
Total expenses	**4 536**	**4 701**	**4 719**
GFS net operating balance	**315**	**171**	**208**
Less: Net acquisition of non-financial assets			
Purchases of non-financial assets	1 387	1 388	1 101
Sales of non-financial assets	-85	-85	—
Less: Depreciation	561	564	588
Plus: Change in inventories	-10	-10	—
Plus: Other movements in non-financial assets	121	121	66
Total net acquisition of non-financial assets	**852**	**850**	**580**
GFS net lending (+) / borrowing (-) [a]	**- 537**	**-679**	**-372**

Source: Department of Treasury and Finance

Note:

(a)   *GFS net lending also equals net transactions in financial assets less net transactions in liabilities.*

Table C.3: Non-financial public sector operating statement

	2002-03 Budget	2002-03 Revised	2003-04 Estimate
	($ million)		
GFS revenue			
Taxation revenue	8 644	9 049	8 950
Current grants and subsidies	11 194	11 226	11 480
Capital grants	566	575	494
Sales of goods and services	6 028	6 051	6 188
Interest income	392	369	395
Other	1 387	1 520	1 375
Total revenue	**28 211**	**28 790**	**28 882**
GFS expenses			
Employee expenses	10 570	10 802	11 139
Depreciation	1 513	1 523	1 597
Other operating expenses	10 629	10 223	10 885
Nominal superannuation interest expense	896	896	980
Other interest expense	642	644	644
Other property expenses	—	—	—
Current transfers	2 654	2 792	2 609
Capital transfers	440	471	478
Total expenses	**27 345**	**27 351**	**28 330**
GFS net operating balance	**866**	**1 439**	**551**
Less: Net acquisition of non-financial assets			
Purchases of non-financial assets	3 315	3 346	3 259
Sales of non-financial assets	-164	-164	-59
Less: Depreciation	1 513	1 523	1 597
Plus: Change in inventories	-10	-10	0
Plus: Other movements in non-financial assets	121	121	66
Total net acquisition of non-financial assets	**1 748**	**1 770**	**1 671**
GFS net lending (+) / borrowing (-) [(a)]	**- 882**	**-332**	**-1 119**

Source: Department of Treasury and Finance

Note:

(a) *GFS net lending also equals net transactions in financial assets less net transactions in liabilities. If the boost to infrastructure investment funded by the Growing Victoria infrastructure reserve is excluded the GFS net lending / borrowing aggregates are:*

GFS net lending (+) / borrowing (-) (excluding Growing Victoria)	*-312*	*317*	*-466*

Table C.4: General government sector balance sheet

as at 30 June	2002 Opening	2003 Budget	2003 Revised	2004 Estimate	2005 Estimate	2006 Estimate
			($ million)			
Assets						
Financial assets						
Cash and deposits	1 667	1 700	1 726	1 747	1 760	1 774
Advances paid	237	235	237	171	124	81
Investments, loans and placements	3 812	3 294	3 858	3 122	3 291	3 619
Other non-equity assets	1 312	1 389	1 382	1 520	1 628	1 742
Equity	27 266	27 909	27 901	28 328	28 461	28 466
Total financial assets	**34 294**	**34 526**	**35 104**	**34 888**	**35 265**	**35 683**
Non-financial assets						
Land and fixed assets	38 537	39 992	40 026	41 713	43 265	45 125
Other non-financial assets	1 000	1 015	1 017	1 020	1 014	1 004
Total non-financial assets	**39 538**	**41 008**	**41 043**	**42 733**	**44 279**	**46 130**
Total assets	**73 832**	**75 534**	**76 147**	**77 621**	**79 544**	**81 813**
Liabilities						
Deposits held	434	434	434	434	434	434
Advances received	2	2	2	1	1	1
Borrowing	6 350	6 346	6 350	6 345	6 349	6 787
Superannuation liability	13 383	13 338	13 996	14 321	14 888	15 128
Other employee benefits and provisions	2 854	3 027	3 030	3 225	3 432	3 643
Other non-equity liabilities	1 664	1 666	1 631	1 622	1 610	1 604
Total liabilities	**24 687**	**24 813**	**25 442**	**25 948**	**26 714**	**27 598**
Net worth	**49 145**	**50 721**	**50 704**	**51 673**	**52 830**	**54 215**
Net financial worth[a]	**9 607**	**9 713**	**9 661**	**8 940**	**8 551**	**8 085**
Net debt[b]	**1 069**	**1 552**	**965**	**1 739**	**1 608**	**1 747**

Source: Department of Treasury and Finance

Notes:

(a) *Net financial worth equals total financial assets minus total liabilities*
(b) *Net debt equals the sum of deposits held, advances received and borrowings, minus the sum of cash and deposits, advances paid, and investments, loans and placements. If Growing Victoria investments are not included as an offset to debt, on the grounds that these investments are earmarked for infrastructure projects and are therefore not available to redeem debt, the net debt figures are:*

Net debt (excluding Growing Victoria)	*2 432*	*2 345*	*1 679*	*1 801*	*1 613*	*1 747*

Table C.5: Public non-financial corporations sector balance sheet

as at 30 June	2002 Opening	2003 Budget	2003 Revised	2004 Estimate
		($ million)		
Assets				
Financial assets				
Cash and deposits	481	411	406	414
Advances paid	286	235	235	235
Investments, loans and placements	845	734	733	732
Other non-equity assets	1 971	1 745	1 725	1 635
Equity	—	—	—	—
Total financial assets	**3 583**	**3 125**	**3 099**	**3 016**
Non-financial assets				
Land and fixed assets	28 643	29 661	29 631	30 208
Other non-financial assets	142	150	150	148
Total non-financial assets	**28 785**	**29 811**	**29 780**	**30 356**
Total assets	**32 368**	**32 936**	**32 879**	**33 372**
Liabilities				
Deposits held	65	63	63	63
Advances received	172	169	169	169
Borrowing	2 508	2 607	2 654	2 641
Superannuation liability	52	52	52	52
Other employee benefits and provisions	2 282	2 190	2 130	2 001
Other non-equity liabilities	694	549	574	573
Total liabilities	**5 773**	**5 629**	**5 642**	**5 499**
Shares and other contributed capital	**26 595**	**27 307**	**27 238**	**27 873**
Net worth	—	—	—	—
Net financial worth [a]	**-28 785**	**-29 811**	**-29 780**	**-30 356**
Net debt [b]	**1 132**	**1 458**	**1 512**	**1 491**

Source: Department of Treasury and Finance

Notes:

(a)   *Net financial worth equals total financial assets minus total liabilities*
(b)   *Net debt equals the sum of deposits held, advances received and borrowings, minus the sum of cash and deposits, advances paid, and investments, loans and placements.*

Table C.6: Non-financial public sector balance sheet

as at 30 June	2002 Opening	2003 Budget	2003 Revised	2004 Estimate
		($ million)		
Assets				
Financial assets				
Cash and deposits	2 148	2 110	2 094	2 123
Advances paid	363	312	261	261
Investments, loans and placements	4 557	3 927	3 860	3 123
Other non-equity assets	3 199	3 059	2 903	2 945
Equity	699	699	725	731
Total financial assets	**10 967**	**10 108**	**9 843**	**9 184**
Non-financial assets				
Land and fixed assets	67 180	69 654	72 130	74 394
Other non-financial assets	1 094	1 138	1 183	1 185
Total non-financial assets	**68 275**	**70 792**	**73 313**	**75 579**
Total assets	**79 242**	**80 900**	**83 156**	**84 763**
Liabilities				
Deposits held	494	492	491	491
Advances received	23	21	18	18
Borrowing	8 692	8 787	8 933	8 915
Superannuation liability	13 435	13 390	14 004	14 328
Other employee benefits and provisions	4 379	4 396	4 414	4 513
Other non-equity liabilities	2 352	2 209	2 055	2 046
Total liabilities	**29 376**	**29 294**	**29 914**	**30 310**
Net worth	**49 866**	**51 605**	**53 242**	**54 453**
Net financial worth [a]	**-18 409**	**-19 186**	**-20 071**	**-21 126**
Net debt [b]	**2 141**	**2 950**	**3 227**	**3 915**

Source: Department of Treasury and Finance

Notes:

(a) *Net financial worth equals total financial assets minus total liabilities*
(b) *Net debt equals the sum of deposits held, advances received and borrowings, minus the sum of cash and deposits, advances paid, and investments, loans and placements. If Growing Victoria investments are not included as an offset to debt, on the grounds that these investments are earmarked for infrastructure projects and are therefore not available to redeem debt, the net debt figures are:*

Net debt (excluding Growing Victoria)	*3 504*	*3 743*	*3 942*	*3 977*

Table C.7: General government sector cash flow statement

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Cash receipts from operating activities					
Taxes received	8 687	8 998	8 980	9 242	9 424
Receipts from sales of goods and services	2 997	3 028	2 988	3 032	3 085
Grants/subsidies received	11 754	11 795	11 969	12 470	13 027
Other receipts	1 680	2 052	1 685	1 808	1 913
Total receipts	**25 118**	**25 873**	**25 622**	**26 552**	**27 449**
Cash payments from operating activities					
Payment for goods and services	-18 886	-18 725	-19 288	-19 654	-20 621
Grants and subsidies paid	-3 844	-4 034	-3 769	-3 814	-3 826
Interest paid	- 471	- 472	- 464	- 456	- 447
Other payments	- 335	- 349	- 339	- 335	- 346
Total payments	**-23 535**	**-23 580**	**-23 860**	**-24 258**	**-25 240**
Net cash flows from operating activities	**1 583**	**2 293**	**1 762**	**2 294**	**2 209**
Net cash flows from investing in non-financial assets					
Sales of non-financial assets	79	79	59	50	45
Purchases of non-financial assets	-1 927	-1 970	-2 169	-2 080	-1 956
Total cash flows—non-financial assets	**-1 848**	**-1 890**	**-2 110**	**-2 030**	**-1 910**
Net cash flows from investments in financial assets for policy purposes	**- 210**	**- 267**	**- 359**	**- 85**	**34**
Net cash flows from investments in financial assets for liquidity	**513**	**- 52**	**740**	**- 165**	**- 324**
Net cash flows from financing activities					
Advances received (net)	- 1	- 1	- 1	—	—
Borrowings (net)	- 3	1	- 3	6	7
Deposits received (net)	- 0	- 0	- 0	- 0	- 0
Other financing (net)	—	- 26	- 6	- 6	—
Total net cash flows from financing activities	**- 4**	**- 25**	**- 10**	**- 0**	**7**
Net increase in cash held	**33**	**59**	**23**	**14**	**15**
Net cash from operating activities & investments in non-financial assets	- 265	403	- 348	264	298
Acquisitions under finance leases	—	—	—	—	—
Surplus (+) /deficit (-)	**- 265**	**403**	**- 348**	**264**	**298**

Source: Department of Treasury and Finance

Note:

(a)   Table below shows GFS surplus (+)/deficit(-) excluding impact of Growing Victoria.

Surplus (+) /deficit (-) (excluding Growing Victoria)	*305*	*1 051*	*305*	*321*	*303*

Table C.8: Public non-financial corporations sector cash flow statement

	2002-03 Budget	2002-03 Revised	2003-04 Estimate
	($ million)		
Cash receipts from operating activities			
Receipts from sales of goods and services	3 629	3 644	3 627
Grants/subsidies received	984	989	926
Other receipts	318	339	375
Total receipts	**4 931**	**4 972**	**4 929**
Cash payments from operating activities			
Payment for goods and services	-2 834	-2 811	-2 845
Grants and subsidies paid	- 73	- 73	- 76
Interest paid	- 167	- 169	- 179
Other payments	- 773	- 773	- 713
Total payments	**-3 847**	**-3 826**	**-3 814**
Net cash flows from operating activities	**1 085**	**1 147**	**1 115**
Net cash flows from investing in non-financial assets			
Sales of non-financial assets	85	85	
Purchases of non-financial assets	-1 387	-1 388	-1 101
Total cash flows from investing in non-financial assets	**-1 303**	**-1 304**	**-1 101**
Net cash flows from investments in financial assets for policy purposes	**286**	**316**	**420**
Net cash flows from investments in financial assets for liquidity purposes	**111**	**113**	**1**
Net cash flows from financing activities			
Advances received (net)	- 3	- 3	—
Borrowings (net)	99	207	- 14
Deposits received (net)	- 2	- 2	—
Distributions paid	- 342	- 513	- 412
Other Financing (net)	- 2	12	- 0
Total net cash flows from financing activities	**- 249**	**- 299**	**- 426**
Net increase in cash held	**- 70**	**- 27**	**8**
Net cash from operating activities, dividends paid, and investments in non-financial assets	- 561	- 670	- 399
Acquisition of assets under finance leases and similar arrangements	—	—	—
Surplus (+) /deficit (-)[a]	**- 561**	**- 670**	**- 399**

Source: Department of Treasury and Finance

Table C.9: Non-financial public sector cash flow statement

	2002-03 Budget	2002-03 Revised	2003-04 Estimate
		($ millions)	
Cash receipts from operating activities			
Taxes received	8 629	8 941	8 920
Receipts from sales of goods and services	6 124	6 167	6 099
Grants/subsidies received	11 760	11 801	11 974
Other receipts	1 628	1 825	1 693
Total receipts	**28 140**	**28 733**	**28 686**
Cash payments from operating activities			
Payment for goods and services	-21 719	-21 534	-22 131
Grants and subsidies paid	-2 939	-3 106	-2 929
Interest paid	-639	-641	-643
Other payments	-522	-536	-451
Total payments	**-25 816**	**-25 817**	**-26 155**
Net cash flows from operating activities	**2 325**	**2 916**	**2 531**
Net cash flows from investing in non-financial assets			
Sales of non-financial assets	164	164	59
Purchases of non-financial assets	-3 315	-3 346	-3 259
Total cash flows from investing in non-financial assets	**-3 151**	**-3 183**	**-3 201**
Net cash flows from investments in financial assets for policy purposes	**74**	**48**	**-16**
Net cash flows from investments in financial assets for liquidity purposes	**624**	**61**	**741**
Net cash flows from financing activities			
Advances received (net)	-2	-2	-1
Borrowings (net)	96	208	-17
Deposits received (net)	-2	-2	-0
Other financing (net)	-2	-13	-6
Total net cash flows from financing activities	**91**	**191**	**-24**
Net increase in cash held	**- 37**	**33**	**30**
Net cash from operating activities and investments in non-financial assets	-826	-267	-670
Acquisition of assets under finance leases and similar arrangements	—	—	—
Surplus (+) /deficit (-)(a)	**- 826**	**-267**	**-670**

Source: Department of Treasury and Finance

Note:

(a)   Table below shows GFS surplus (+)/deficit(-) excluding impact of Growing Victoria.

Surplus (+) /deficit (-) (excluding Growing Victoria)	*-256*	*381*	*-17*

Table C.10: General government AAS31 net result reconciled to GFS measures

	2002-03 Budget	2002-03 Revised	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
General government net result	**522**	**594**	**317**	**515**	**684**
operating revaluations and gains on sale of physical assets	-20	-20	-9	-9	-9
back expense for doubtful debts	8	8	8	8	9
Amortisation not included as GFS expenses	71	71	68	65	65
Change to provision for employees superannuation (difference between nominal interest and expense)	-89	569	-82	-92	-81
Unrealised gains on sales of investments	-3	-3	-3	-3	-3
General government net operating balance (GFS)	**489**	**1 219**	**298**	**485**	**665**
Less:					
Purchases of non-financial assets	1 927	1 970	2 169	2 080	1 956
Sales of non-financial assets	-79	-79	-59	-50	-45
Other movements in non-financial assets	—	—	—	—	-11
Change in inventories	0	0	0	0	0
Add: Depreciation	952	959	1 009	1 072	1 121
GFS net lending(+)/borrowing(-)[(a)]	**- 407**	**287**	**-804**	**-472**	**-114**
Plus					
Superannuation expense (non-cash)	44	407	658	322	260
Other non-cash expenses	98	-291	-203	414	153
GFS cash surplus(+)/deficit(-)[(a)]	**- 265**	**403**	**-348**	**264**	**298**
Growing Victoria net cash flow	-570	-648	-653	-57	-5
GFS cash surplus (+) /deficit (-) (excluding Growing Victoria)	**305**	**1 051**	**305**	**321**	**303**
Net contributions to other sectors of government and other	-218	-298	-427	-133	-437
Movement in general government net debt (excluding Growing Victoria)	**87**	**753**	**-122**	**188**	**-134**

Source: Department of Treasury and Finance

Note:

(a)   The table below shows GFS net lending (+) / borrowing (-) and GFS cash surplus (+)/ deficit (-) excluding the impact of Growing Victoria.

GFS net lending (+) / borrowing (-) (excluding Growing Victoria)	*163*	*936*	*-151*	*-416*	*-110*

Victoria's 2002-03 Loan Council Allocation

As required under the Uniform Presentation Framework, Table C.11 compares Victoria's 2002-03 Loan Council Allocation (LCA) as approved by Loan Council in March 2002 with the revised LCA based on 2002-03 Budget Update estimates.

Table C.11: Loan Council Allocation 2002-03

	2002-03 Nomination	2002-03 Revised
	($ million)	
General government sector cash (+) deficit / (-) surplus	-1	-403
Public non-financial corporation sector cash (+) deficit / (-) surplus	-87	670
Non-financial public sector cash (+) deficit / (-) surplus [(a)(b)]	-87	267
Less: Net cash flows from investments in financial assets for policy purposes	69	48
Plus: Memorandum items [(c)]	181	28
Loan Council Allocation	**25**	**247**
Tolerance limit (2% of non-financial public sector cash receipts from operating activities) [(d)]	545	545

Source: Department of Treasury and Finance

Notes:

(a)   *The sum of the surplus / deficit of the general government and public non-financial corporation sector does not directly equal the non-financial public sector surplus due to intersectoral transfers, which are netted out in the calculation of the non-financial public sector figure.*

(b)   *The non-financial public sector surplus / deficit relating to the 2002-03 includes net cash flows from investments in financial assets for policy purposes.*

(c)   *Memorandum items are used to adjust the ABS deficit to include in LCAs certain transactions, such as operating leases, that have many of the characteristics of public sector borrowings but do not constitute formal borrowings. They are also used, where appropriate, to deduct from the ABS deficit certain transactions that Loan Council has agreed should not be included in LCAs (e.g. the over/under funding of employers' emerging costs under public sector superannuation schemes, or borrowings by entities such as statutory marketing authorities).*

(d)   *A tolerance limit equal to 2 per cent of "total non-financial public sector cash receipts from operating activities' applies to jurisdictions' LCA. The tolerance limit applying to Victoria in 2002-03 is $545 million (2 per cent of $27 240 million—sourced from 2001-02 Budget Update).*

Listed below are details of Victoria's infrastructure projects with private sector involvement for which contracts have been or is expected to be signed in the 2002-03 financial year.

In line with the current Loan Council guidelines for the treatment of such projects, the termination liabilities as measured by the Government's contingent exposure, are to be included as a footnote to the LCA.

As the following projects are still in development stages, full details relating to the extent and nature of actual contract payments, forward commitments and contingent liabilities associated with the projects cannot be provided at this stage, but will be included in the 2002-03 LCA outcome.

Spencer Street Station Redevelopment

The Premier announced in February 2000 that Spencer Street Station was to be redeveloped as a "state of the art' intermodal transport hub for passengers on country and metropolitan rail services, trams and regional buses.

The Spencer Street project has three components, a transport hub, a commercial/property component and a civic/public amenity dimension. Due to its location and size, the project offered potential for commercial development by the private sector.

The State executed contracts with Civic Nexus Pty Ltd consortium (ABN Amro, Leighton Contractors, Daryl Jackson Architecture, Nicholas Grimshaw and Partners, Honeywell Limited and Delaware North Australia) on 2 July 2002. Construction commenced on 28 August 2002, and the expected completion date is 30 June 2005.

Film and Television Studio

The State allocated $40 million toward the establishment of a film and TV studio in Victoria. The project aims to grow the local industry and to attract new productions to Victoria, particularly "footloose' international productions. To this end the State sought a developer to build a studio complex, invest in the fit-out of the studios and develop and operate a commercial development on the Docklands site.

On 15 September 2002, the State executed contracts with Central City Studio Holdings. Construction commenced 22 November 2002 and the expected completion date is March 2004.

Berwick Hospital

It was agreed to develop this 229-bed Berwick Hospital under Partnerships Victoria. The policy clearly indicates that the core health services should be retained by the State. The operator of publicly funded health services will be Southern Health. The involvement of the private sector will be limited to design, construction, provision of non-core building maintenance services and finance (design, construct, maintain and fund). Opportunities will also be considered for the private sector consortium to develop and operate complementary private health care services co-located with the hospital. These private services may include consulting suites, general practice services, private hospital, and retail including pharmacy.

The State executed contracts with Progress Health Pty Ltd consortium (ABN Amro, Multiplex, Multiplex Asset Management) on 24 October 2002. Construction commenced November 2002 and the expected completion date is mid 2004.

Coliban Region Water Authority—Echuca/Rochester Wastewater Project

The wastewater plant operations at Echuca and Rochester are not sustainable. Coliban determined that these facilities need to be upgraded to ensure sufficient capacity, at the necessary EPA standard, and will be available to meet anticipated requirements over the next 25 years. The project is being pursued on a build, own operate, transfer basis.

The State executed a contract with Earth Tech Pty Ltd in November 2002. Construction is scheduled to commence early 2003.

City West Water Authority—Enviro Altona an Environmental and Reuse Partnership

City West Water is proposing to redevelop the existing Altona Treatment Plant to meet new EPA licence conditions for discharge into Port Phillip Bay and cater for significant salt loads from infiltration in the reticulation system. The project scope also involves establishing effluent reuse systems.

It is expected that the State will execute a contract with the preferred bidder in early 2003.

Mobile Data Network

This project involves building a communications network infrastructure to carry data messages for the Victoria Police and the Ambulance Service in metropolitan Melbourne. The project will form a building block for future communications projects that are part of the Statewide Integrated Public Safety and Communications Strategy (SIPSaCS). The project will facilitate the automation of incident dispatch processes and provide remote database access for field officers. By introducing electronic dispatch and on-screen vehicle tracking, more efficient resource usage is expected.

Subject to final commercial negotiations, parties are working to achieve a contract execution by February 2003.

APPENDIX D: TAX EXPENDITURES

Part of the higher level of disclosure required under the *Financial Management (Financial Responsibility) Act 2000* is an overview of tax expenditures.

The Victorian tax system, in common with those of other state jurisdictions and the Commonwealth, contains a variety of concessions or exemptions as a means of providing assistance, encouragement or relief to particular taxpayers or particular activities. This assistance can take the form of tax exemptions, deductions, rebates, credits, concessionary rates or deferrals of payment of tax.

Table D.1 shows updated aggregate tax expenditure estimates by the main categories of tax for the period 2001-02 to 2005-06. The variations from the forecast estimates published in 2002-03 Budget are linked to movements in revenue estimates for the forecast period, as well as revisions to tax expenditure estimates for 2001-02 in view of up-to-date information. The main revision is to land tax expenditures to reflect the generally higher site values underlying the exemption from land tax for the landowner's principal place of residence.

Table D.1: Aggregate tax expenditures (excluding thresholds) by type of tax 2001-02 to 2005-06

Description	2001-02 Estimate	2002-03 Estimate	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
			($ million)		
Land tax	782	983	1 132	1 144	1 155
Payroll tax	419	430	443	465	491
Gambling taxes	83	81	88	96	101
Vehicle taxation	108	109	111	114	118
Other stamp duties	104	146	146	146	146
Total estimated tax expenditures	**1 496**	**1 749**	**1 920**	**1 965**	**2 011**

Source: Department of Treasury and Finance

APPENDIX E: REQUIREMENTS OF THE *FINANCIAL MANAGEMENT ACT 1994*

This appendix describes the provisions of the amendments to the *Financial Management Act 1994*, as amended by the *Financial Management (Financial Responsibility) Act 2000*, passed by Parliament in April 2000.

The provisions of the *Financial Management (Financial Responsibility) Act 2000* have been complied with in the *2002-03 Budget Update*. Table E1 details the statements required to be included in this document under the provisions of the Act.

Table E1: Statements required by the *Financial Management Act 1994* and their location in the *2002-03 Budget Update*

Relevant section of the amended Acts and corresponding requirement	Location
(Sections 23 E-G of the *Financial Management Act 1994*)	Chapter 1, *Financial Policy Objectives and Strategies*
Statement of financial policy objectives and strategies for the year.	
(Sections 23 L-N of the *Financial Management Act 1994*)	
Estimated financial statements for the year comprising:	Chapter 4, Estimated Financial Statements and Notes
• an estimated statement of financial performance over the year;	
• an estimated statement of financial position at the end of the year;	
• an estimated statement of cash flows for the year; and	
• a statement of the accounting policies on which these statements are based and explanatory notes.	
Budget sector financial statements to 31 October 2002	Appendix B, General Government Sector Year-to-Date Actuals
(Section 23 K of the *Financial Management Act 1994*)	
Accompanying statement to estimated financial statements which:	Chapter 3, Economic Conditions and Outlook and Chapter 4, Estimated Financial Statements and Notes
• outlines the material economic assumptions used in preparation of the estimated financial statements;	
• discusses the sensitivity of the estimated financial statements to changes in these assumptions;	Chapter 5, Statement of Risks
• provides an overview of estimated tax expenditures in the budget;	Appendix D, Tax Expenditures
• provides a statement of the risks that may have a material effect on the estimated financial statements.	Chapter 5, Statement of Risks